EXHIBIT 10.1
EXECUTION COPY

STOCK AND ASSET PURCHASE AGREEMENT
among
PARSONS BRINCKERHOFF QUADE & DOUGLAS, INC.,
PB FARRADYNE, INC.,
PB ENERGY STORAGE SERVICES, INC.
and
TELVENT TRAFFIC NORTH AMERICA INC.

Dated as of May 18, 2006

(continued)

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Page

EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of KESOP Waiver
Exhibit C	Form of Transferred Employee Waiver
Exhibit D	Transition Agreement Term Sheet
Exhibit E	Cooperation Agreement Term Sheet

SCHEDULES

Schedule 2.02(a)(iv)	Purchased Equipment
Schedule 2.02(a)(v)	Purchased Business Intellectual Property
Schedule 2.02(b)(viii)	Excluded Assets
Schedule 2.02(d)(iii)	Excluded Liabilities
Schedule 3.03	Accounting Principles
Schedule 4.03	Seller Consents
Schedule 4.06	Equity Interests
Schedule 4.07	Financial Statements
Schedule 4.08	Subsequent Events
Schedule 4.09	Undisclosed Liabilities
Schedule 4.10	Title to Assets
Schedule 4.11	Leased Real Property
Schedule 4.12(a)	Business Intellectual Property
Schedule 4.12(b)	Licenses
Schedule 4.12(c)	Third-Party Intellectual Property
Schedule 4.12(c)(v)	Licenses of Third-Party Intellectual Property
Schedule 4.12(e)	Intellectual Property Claims
Schedule 4.12(f)	Software
Schedule 4.13(a)	Business Contracts
Schedule 4.13(b)	Business Contracts; Exceptions
Schedule 4.15	Permits
Schedule 4.16	Sufficiency of Assets
Schedule 4.17	Taxes
Schedule 4.18	Proceedings
Schedule 4.20	Compliance with Applicable Laws
Schedule 4.21(a)	Business Employees
Schedule 4.21(b)	Labor Matters
Schedule 4.22	Accounts; Safe Deposit Boxes; Powers of Attorney; Officers and Directors
Schedule 4.23	Customers and Suppliers
Schedule 4.24	Related Party Transactions
Schedule 6.01	Conduct of Business

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Schedule 6.05(e)	Material ITS Contracts
Schedule 6.09	Excluded Employees
Schedule 6.10(d)	Purchase Price Allocation
Schedule 6.11(b)	Permitted Goods and Services
Schedule 6.18(a)	Michigan Contracts
Schedule 6.18(b)	Ohio Contracts
Schedule 6.19	Alltech Subcontracts
Schedule 10.06(a)	Knowledge of Seller, PB Energy and Company
Schedule 10.06(b)	Knowledge of Purchaser

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STOCK AND ASSET PURCHASE AGREEMENT
     This STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of May 18, 2006, by and among PARSONS BRINCKERHOFF QUADE & DOUGLAS, INC., a New York corporation (“Seller”), PB FARRADYNE, INC., a Maryland corporation (the “Company”), PB ENERGY STORAGE SERVICES, INC., a Texas corporation (“PB Energy”), and TELVENT TRAFFIC NORTH AMERICA INC., a Texas corporation (“Purchaser”) (each of Seller, PB Energy, the Company and Purchaser and, solely for purposes of Article X of this Agreement, Telvent GIT, S.A., is hereinafter referred to individually as a “Party” and collectively as the “Parties”).
WITNESSETH:
     WHEREAS, Seller, directly and indirectly through the Company, is engaged in the business of planning, developing, deploying, integrating, marketing and designing intelligent transportation systems (“ITS”), including, without limitation, providing software development, hardware development and systems integration and related ancillary services, which ancillary services include data collection and support services, in connection with ITS, and PB Energy, an Affiliate of Seller, through PB Energy’s division, Alltech (“Alltech”), is engaged in staffing and management of traffic management centers related to the foregoing, in each case at various locations in the United States and Canada (all of the foregoing being referred to in this Agreement as the “Business”);
     WHEREAS, Seller owns all the issued and outstanding shares of Common Stock, $1.00 par value per share (the “Shares”), of the Company;
     WHEREAS, Seller wishes to sell, assign and transfer to Purchaser, and Purchaser wishes to purchase from Seller, the Shares for the consideration and upon the other terms and subject to the conditions set forth herein;
     WHEREAS, simultaneous with and subject to the sale, assignment and transfer of the Shares to Purchaser, the Company wishes to purchase all right, title and interest of Seller and PB Energy in and to certain property and assets of the Business not conducted by and through the Company, and in connection therewith, to assume certain liabilities of the Business, all upon the terms and subject to the conditions set forth herein;
     NOW, THEREFORE, in consideration of the promises and the mutual agreements hereinafter set forth, Seller, PB Energy, the Company and Purchaser hereby agree as follows:
ARTICLE I
Definitions
     Section 1.01 Definitions. As used in this Agreement, the following terms shall have the following meanings, and such meanings shall apply equally to both the singular and plural forms of the terms defined and to the correlative forms of such terms:
     “AAA” shall have the meaning set forth in Section 10.12(b) of this Agreement.

     “Accounting Firm” shall have the meaning set forth in Section 3.03(c) of this Agreement.
     “Accounting Principles” shall have the meaning set forth in Section 3.03(g).
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control,” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.
     “Agreement” shall have the meaning set forth in the preface to this Agreement.
     “Alltech” shall have the meaning set forth in the recitals to this Agreement.
     “Ancillary Agreements” means the Cooperation Agreement, the Escrow Agreement, the Transition Agreement, the Five Penn Plaza Sublease, the Long Island City Assignment and Assumption Agreement, the Rockville Assignment and Assumption Agreement, the West Palm Beach Assignment and Assumption Agreement, the KESOP Waiver, the Transferred Employees Waiver and the other agreements and instruments to be executed and delivered in connection with this Agreement.
     “Assumed Liabilities” shall have the meaning set forth in Section 2.02(c) of this Agreement.
     “Borrowed Funds” means (a) debt to commercial banks or other obligations for borrowed money evidenced by notes or similar instruments, including amounts due to Seller or any Affiliate of Seller, and (b) amounts drawn pursuant to a corresponding letter of credit or guarantee.
     “Business” shall have the meaning set forth in the recitals to this Agreement.
     “Business Contracts” shall have the meaning set forth in Section 4.13(a).
     “Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the cities of New York, New York, United States or Madrid, Spain.
     “Business Employee Plans” shall have the meaning set forth in Section 4.19 of this Agreement.
     “Business Employees” mean all employees of Seller whose primary duties of employment are in relation to the Business, all employees of the Company, and all employees of PB Energy whose primary duties of employment are in relation to the Business.
     “Business Intellectual Property” means all Intellectual Property owned by Seller, PB Energy or the Company and, in the case of such Intellectual Property owned by Seller and PB Energy, that which is used, held for use or intended to be used primarily in the operation or conduct of the Business, and includes all physical and/or digital embodiments of Intellectual Property, including but not limited to Software.
     “Business Material Adverse Effect” means any circumstance of, change in or effect on the Business that, individually or in the aggregate, has a material adverse effect on (a) the business, results of operations, financial condition or assets of the Business or (b) the ability of Seller, PB Energy or the Company to consummate the transactions contemplated by this Agreement; provided, however, that “Business Material Adverse Effect” shall exclude any effect arising out of or resulting from (i) general economic, regulatory or political conditions or events, (ii) changes affecting the industry in which the Business operates, (iii) the execution of this Agreement or any of the Ancillary Agreements (including the announcement of the transactions contemplated by this Agreement or the identity of Purchaser or Purchaser Parent) or (iv) any action taken by Seller, PB Energy or the Company or any of their respective representatives or other action required by the terms of this Agreement or necessary to consummate the transactions contemplated by this Agreement.
     “Chairman” shall have the meaning set forth in Section 10.12(b) of this Agreement.
     “Closing” shall have the meaning set forth in Section 3.01 of this Agreement.
     “Closing Date” shall have the meaning set forth in Section 3.01 of this Agreement.
     “Closing Date Amount” means the Purchase Price less the Escrow Amount.
     “Closing Net Assets” shall have the meaning set forth in Section 3.03(a) of this Agreement.
     “COBRA” shall have the meaning set forth in Section 6.09(e) of this Agreement.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company” shall have the meaning set forth in the preface to this Agreement.
     “Company Names” shall have the meaning set forth in Section 6.17(c) of this Agreement.
     “Confidentiality Agreement” shall have the meaning set forth in Section 6.04(a) of this Agreement.
     “Consent” means any consent, approval, authorization, clearance, exception, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.
     “Contracts” means contracts, leases, subleases, licenses, indentures, agreements, commitments, purchase orders, sales orders and all other legally binding arrangements.

     “Cooperation Agreement” shall have the meaning set forth in Section 6.16 of this Agreement.
     “Defendant” shall have the meaning set forth in Section 9.02(d) of this Agreement.
     “Designated Amount” means U.S.$300,000.
     “Disclaimer” shall have the meaning set forth in Section 6.17(b) of this Agreement.
     “Dispute” shall have the meaning set forth in Section 10.12 of this Agreement.
     “Environmental Laws” shall have the meaning set forth in Section 4.20(b) of this Agreement.
     “ERISA” shall have the meaning set forth in Section 4.19(a) of this Agreement.
     “ERISA Affiliate” shall have the meaning set forth in Section 4.19(b).
     “Escrow Agent” means an escrow agent mutually agreed by the Parties prior to Closing.
     “Escrow Agreement” means the Escrow Agreement to be entered into on the Closing Date among the Escrow Agent, Seller, PB Energy, the Company and Purchaser, substantially in the form of Exhibit A hereto, with respect to the Indemnity Escrow.
     “Escrow Amount” means U.S. $4,999,999.
     “Excluded Assets” shall have the meaning set forth in Section 2.02(b) of this Agreement.
     “Excluded Employees” shall have the meaning set forth in Section 6.09(a) of this Agreement.
     “Excluded Liabilities” shall have the meaning set forth in Section 2.02(d) of this Agreement.
     “Expiration Date” shall have the meaning set forth in Section 9.07(c) of this Agreement.
     “Farradyne Division” means the Farradyne Division of Seller, consisting of the unincorporated division of Seller known as “the Farradyne division” and the Company, which is engaged in the business of planning, developing, deploying, integrating, marketing and designing ITS, including, without limitation, providing software development, hardware development and systems integration and related ancillary services, which ancillary services include data collection and support services, in connection with ITS.

     “Financial Statements” shall have the meaning set forth in Section 4.07 of this Agreement.
     “Five Penn Plaza Landlord” means the landlord under the Real Property Lease relating to the Leased Real Property located at Five Penn Plaza, New York, New York.
     “Five Penn Plaza Sublease” means the sublease agreement relating to the sublease of the Leased Real Property located at Five Penn Plaza, New York, New York, among Seller, Purchaser, the Five Penn Plaza Landlord and, if required or reasonably necessary to obtain the consent of the Five Penn Plaza Landlord, Purchaser Parent, in form and substance reasonably satisfactory to the Parties, incorporating such terms as are required by the Five Penn Plaza Landlord.
     “Governmental Entity” means any federal, state, local, domestic, foreign or supranational governmental or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority, whether federal, state, local, domestic or foreign.
     “Indemnified Party” shall have the meaning set forth in Section 9.08(a) of this Agreement.
     “Indemnity Escrow” means the escrow arrangement set forth in the Escrow Agreement.
     “Intellectual Property” means all (a) patents (including all reissues, divisions, continuations and extensions thereof), patent applications, patent rights, designs, design registrations or design applications, and business methods, (b) registered and unregistered copyrights, copyright registrations or copyright applications in both published works and unpublished works, (c) registered and common-law trademarks or service marks, trademark or service mark registrations, trademark or service mark applications, trade names, business names or brand names, (d) all know-how, trade secrets, moral rights, rights of publicity, author’s rights, licensing rights, customer lists, technical information, data, process technology, plans, drawings, blueprints, proprietary inventions, formulae, processes, procedures, research records, records of inventions, test information, market surveys and the content of all websites primarily related to the Business and corresponding domain names, except to the extent such domain names contain the Names and (e) all Software, regardless of whether such rights arise under the laws of the United States or any state, county or other jurisdiction.
     “ITS” shall have the meaning set forth in the recitals to this Agreement.
     “ITS Contracts” shall have the meaning set forth in Section 6.05(e) of this Agreement.
     “KESOP” means the Parsons Brinckerhoff Key Employee Stock Ownership Plan.
     “KESOP Waiver” shall have the meaning set forth in Section 3.02(a)(xxii) of this Agreement.

     “Law” means any code, directive, law, ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person or its assets or business, including those promulgated, interpreted or enforced by any Governmental Entity.
     “Leased Real Property” shall have the meaning set forth in Section 4.11 of this Agreement.
     “Liens” means mortgages, liens, security interests, charges, easements, leases, subleases, covenants, rights of way, options, claims, restrictions or encumbrances of any kind.
     “Long Island City Assignment and Assumption Agreement” means the assignment and assumption agreement relating to the assignment to Purchaser of the Leased Real Property located at 24-16 Queens Plaza South, Long Island City, New York (Suite 404), among Seller, Purchaser, the Long Island City Landlord and, if required or reasonably necessary to obtain the consent of the Long Island City Landlord, Purchaser Parent, in form and substance reasonably satisfactory to the Parties, incorporating such terms as are required by the Long Island City Landlord.
     “Long Island City Landlord” means the landlord under the Real Property Lease relating to the Leased Real Property located at 24-16 Queens Plaza South, Long Island City, New York (Suite 404).
     “Losses” shall have the meaning set forth in Section 9.02 of this Agreement.
     “Material ITS Contracts” shall have the meaning set forth in Section 6.05(e) of this Agreement.
     “Names” shall have the meaning set forth in Section 6.17(b).
     “Net Assets” shall have the meaning set forth in Section 3.03(g) of this Agreement.
     “Notice of Disagreement” shall have the meaning set forth in Section 3.03(b) of this Agreement.
     “Order” means any decree, injunction, judgment, order, ruling, writ, quasi-judicial decision or award or administrative decision or award of any Governmental Authority to which any Person is a party or that is or may be binding on any Person or its assets or business.
     “Ordinary Course of Business” means Seller’s, PB Energy’s or the Company’s ordinary course of business, as the case may be, consistent with past custom and practice.
     “Other Bid” shall have the meaning set forth in Section 6.02 of this Agreement.
     “Party” or “Parties” shall have the meaning set forth in the preface to this Agreement.
     “PB Energy” shall have the meaning set forth in the recitals to this Agreement.

     “Permits” means certificates, licenses, permits, authorizations, consents, variances and approvals issued by, obtained or required to be obtained from any Governmental Entity (other than in its capacity as a customer under an ITS Contract).
     “Permitted Goods and Services” shall have the meaning set forth in Section 6.11(b) of this Agreement.
     “Permitted Liens” shall have the meaning set forth in Section 4.10(a) of this Agreement.
     “Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.
     “Pre-Closing Tax Period” means all taxable periods (or portions thereof) ending on or before the Closing Date.
     “Proceeding” means any suit (whether civil, criminal, administrative, investigative or informal), action, arbitration, audit, proceeding, hearing, investigation, litigation, charge or complaint commenced, brought, conducted or heard by or before any Governmental Entity or before any arbitrator.
     “Purchase Price” shall have the meaning set forth in Section 2.03(a) of this Agreement.
     “Purchased Assets” shall have the meaning set forth in Section 2.02(a) of this Agreement.
     “Purchased Permits” shall have the meaning set forth in Section 2.02(a)(vii) of this Agreement.
     “Purchased Receivables” shall have the meaning set forth in Section 2.02(a)(ii) of this Agreement.
     “Purchaser” shall have the meaning set forth in the preface to this Agreement.
     “Purchaser Indemnitees” shall have the meaning set forth in Section 9.01(a) of this Agreement.
     “Purchaser Material Adverse Effect” shall have the meaning set forth in Section 5.01 of this Agreement.
     “Purchaser Parent” means Telvent GIT, S.A., a sociedad anónima organized under the laws of Spain.
     “Real Property Leases” shall have the meaning set forth in Section 4.11 of this Agreement.

     “Reference Balance Sheet” shall have the meaning set forth in Section 4.07 of this Agreement.
     “Reference Net Assets” means U.S.$15,187,037, representing the excess of (i) the sum of (A) the Purchased Assets of Seller, (B) the assets and properties of the Company and (C) the Purchased Assets of PB Energy, over (ii) the sum of (A) the Assumed Liabilities of Seller, (B) the assumed liabilities of the Company and (C) the Assumed Liabilities of PB Energy, in each of the foregoing cases as of the date of and as shown on the Reference Balance Sheet, as reflected on the Reference Balance Sheet and as calculated in accordance with the Accounting Principles.
     “Required Consents” shall have the meaning set forth in Section 6.05(b).
     “Restricted Activities” shall have the meaning set forth in Section 6.11(a)(i) of this Agreement.
     “Rockville Assignment and Assumption Agreement” means the assignment and assumption agreement relating to the assignment to Purchaser of the Leased Real Property located at 3206 Tower Oaks Boulevard, Rockville, Maryland, among Seller, Purchaser, the Rockville Landlord and, if required or reasonably necessary to obtain the consent of the Rockville Landlord, Purchaser Parent, in form and substance reasonably satisfactory to the Parties, incorporating such terms as are required by the Rockville Landlord.
     “Rockville Landlord” means the landlord under the Real Property Lease relating to the Leased Real Property located at 3206 Tower Oaks Boulevard, Rockville, Maryland.
     “Section 338 Forms” shall have the meaning set forth in Section 6.10(c)(i).
     “Section 338(h)(10) Elections” shall have the meaning set forth in Section 6.10(c)(i).
     “Seller” shall have the meaning set forth in the preface to this Agreement.
     “Seller Indemnitees” shall have the meaning set forth in Section 9.01(c) of this Agreement.
     “Shares” shall have the meaning set forth in the recitals to this Agreement.
     “Software” means all computer software programs, interfaces, tools, utilities, and all source codes (including annotations), object codes, listings and flow charts and all databases, database layouts and data collections and all rights therein.
     “Statement” shall have the meaning set forth in Section 3.03(a) of this Agreement.
     “Straddle Period” shall have the meaning set forth in Section 9.01(d) of this Agreement.

     “Support Services” shall have the meaning set forth in Section 6.15 of this Agreement.
     “Tax” and “Taxes” shall have the meaning set forth in Section 4.17(l) of this Agreement.
     “Tax Return” and “Taxes Returns” shall have the meaning set forth in Section 4.17(i) of this Agreement.
     “Tax Claim” shall have the meaning set forth in Section 9.01(e) of this Agreement.
     “Taxing Authority” means any Governmental Entity exercising Tax regulatory authority.
     “Third-Party Claim” shall have the meaning set forth in Section 9.08(a) of this Agreement.
     “Third-Party Intellectual Property” means any Intellectual Property owned by a third party and licensed to the Company, PB Energy or Seller and, in the case of such Intellectual Property licensed to Seller or PB Energy, that which is used, held for use or intended to be used primarily in the operation or conduct of the Business.
     “Transferred Employee” means a Business Employee who becomes an employee of Purchaser or an Affiliate of Purchaser on or after the Closing Date by accepting an offer of employment made pursuant to Section 6.09 of this Agreement, and shall also include a Business Employee who continues in employment with the Company after the Closing Date.
     “Transferred Employee Waiver” shall have the meaning set forth in Section 3.02(a)(xxiii) of this Agreement.
     “Transition Agreement” shall have the meaning set forth in Section 6.14 of this Agreement.
     “West Palm Beach Assignment and Assumption Agreement” means the assignment and assumption agreement relating to the assignment to Purchaser of the Leased Real Property located at 2200 Centre Park W. Drive, West Palm Beach, Florida, among Seller, Purchaser, the West Palm Beach Landlord and, if required or reasonably necessary to obtain the consent of the West Palm Beach Landlord, Purchaser Parent, in form and substance reasonably satisfactory to the Parties, incorporating such terms as are required by the West Palm Beach Landlord.
     “West Palm Beach Landlord” means the landlord under the Real Property Lease relating to the Leased Real Property located at 2200 Centre Park W. Drive, West Palm Beach, Florida.

ARTICLE II
Purchase and Sale
     Section 2.01 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the Shares, which represent one hundred percent (100%) of the issued and outstanding shares of the Company.
     Section 2.02 Purchase and Sale of Assets; Assumption of Liabilities.
     (a) Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing and immediately after the actions contemplated in Section 2.01 shall have been consummated, Seller and PB Energy shall sell, assign, transfer, convey and deliver or cause to be sold, assigned, transferred, conveyed and delivered to the Company, and the Company shall purchase from Seller and PB Energy, all of Seller’s and PB Energy’s right, title and interest in and to the assets and rights owned, used or held for use primarily in the conduct of the Business, and the goodwill of the Business, as the same shall exist on the Closing Date, other than the Excluded Assets (collectively, the “Purchased Assets”), including, without limitation, the following:
     (i) the Business Contracts;
     (ii) all accounts receivable of Seller and PB Energy arising primarily out of the operation or conduct of the Business (the “Purchased Receivables”);
     (iii) all work-in-process on any Business Contract;
     (iv) the machinery, equipment and tangible personal property used or held for use primarily in the operation or conduct of the Business by Seller and PB Energy (whether as owner, lessor, lessee or otherwise), including the machinery, equipment and tangible personal property set forth on Schedule 2.02(a)(iv);
     (v) all of the Business Intellectual Property, including the Business Intellectual Property set forth on Schedule 2.02(a)(v), except domain names using the Names;
     (vi) to the extent assignable, the Third-Party Intellectual Property;
     (vii) to the extent assignable in accordance with applicable Law, all Permits that are used, held for use or intended to be used primarily in the Business by Seller and PB Energy, including those Permits set forth on Schedule 4.15 (the “Purchased Permits”);
     (viii) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items relating to the assets listed in clauses (i) through (vii) above;

     (ix) all books of account, general, financial and accounting records, files, invoices, customer and supplier lists, other distribution lists, billing records, customer and supplier correspondence, sales, marketing and promotional literature and other sales-related materials and any rights thereto owned by Seller or PB Energy and used or held for use exclusively in the operation or conduct of the Business, except to the extent relating to the Excluded Assets or the Excluded Liabilities;
     (x) all rights in respect of the Leased Real Property;
     (xi) all goodwill generated by or associated with the Business; and
     (xii) all rights, claims and causes of action to the extent relating to any other Purchased Asset or any Assumed Liability, other than any such items arising under insurance policies.
     (b) Excluded Assets. The Purchased Assets shall exclude all properties, assets and rights of Seller or PB Energy of any kind or nature, real or personal, tangible or intangible, not primarily related to the Business or not expressly set forth in Section 2.02(a), including the following (collectively, the “Excluded Assets”):
     (i) all cash and cash equivalents;
     (ii) all rights to any bank accounts;
     (iii) all Intellectual Property other than the Business Intellectual Property and the assignable Third-Party Intellectual Property;
     (iv) all current and prior insurance policies of Seller and PB Energy and all rights of any nature with respect thereto, including all insurance recoveries thereunder, all rights to assert claims with respect to any such insurance recoveries and all rights to any refund of premiums;
     (v) all Tax Returns and all refunds, rebates or similar payments of Taxes;
     (vi) any records (including accounting records) related to Taxes paid or payable by Seller or PB Energy and all financial and Tax records relating to the Business that form part of Seller’s or PB Energy’s general ledger;
     (vii) except as set forth in Section 2.02(a)(ix), the books and records of Seller and PB Energy;
     (viii) the assets, properties and rights set forth in Schedule 2.02(b)(viii);
     (ix) all rights of Seller and PB Energy under this Agreement and the Ancillary Agreements;

     (x) any assets relating to any employee benefit plan in which any employees of Seller or PB Energy participate; and
     (xi) all rights, claims and causes of action of Seller or PB Energy relating to any other Excluded Asset or any Excluded Liability.
     (c) Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Company shall assume and agree to pay, perform and discharge when due, the following liabilities, obligations and commitments of Seller and PB Energy in respect of the Business (collectively, the “Assumed Liabilities”):
     (i) all accrued liabilities and obligations of the following categories reflected on the Reference Balance Sheet: “accounts payable — trade”; “accrued expenses — payroll related”; “adv. & billing in excess of cost”; and “est. loss on uncompleted contracts”;
     (ii) all liabilities, obligations and commitments under Business Contracts;
     (iii) all liabilities, obligations and commitments under the Purchased Permits to the extent such liabilities or obligations relate to the conduct of the Business after the Closing; and
     (iv) all liabilities, obligations and commitments to the Transferred Employees to the extent arising out of the operation of the Purchased Assets and the Business by the Company or Purchaser after the Closing Date.
     (d) Excluded Liabilities. Except as specifically described in Section 2.02(c), the Company shall not assume any other liabilities, obligations and commitments of Seller, PB Energy or their Affiliates, or any Business Employee Plans (collectively, the “Excluded Liabilities”). For greater certainty, the following liabilities shall be included, without limitation, in the definition of Excluded Liabilities:
     (i) any liability or obligation of Seller, PB Energy or the Company for foreign or United States federal, state, or local Taxes arising as a result of the activities of the Business prior to the Closing Date;
     (ii) except for liabilities described in Section 2.02(c)(i), any employee liabilities relating to the employment of present and past Business Employees on and before the Closing Date, including liabilities with respect to Business Employee Plans and other benefit entitlements established or existing on or prior to Closing (whether or not such liabilities are accrued or payable at Closing, and whether or not such liabilities are contingent in nature), and including without limitation the following:
     (1) any liability or obligation for workers’ compensation;

     (2) any current or future liabilities to Business Employees retiring on, before, or after Closing, and their dependents;
     (3) any current or future liabilities for benefits of any Business Employees under any pension plans or any contributions to or other funding liabilities of pension plans;
     (4) any current or future liabilities for claims incurred on and prior to Closing and related expenses with respect to Business Employees under any welfare or disability plans established or existing at or prior to Closing, regardless of when filed with Purchaser, Seller, PB Energy or the claims administrator for any such plan;
     (5) any retrospective premium on pension, savings, thrift, or profit-sharing plan contribution relating to any Business Employees incurred or accrued on or prior to the Closing Date, regardless of when invoiced or recorded; and
     (6) any monetary liability for severance payments that may arise at any time in favor of any Business Employees under any Business Employee Plan, or other benefit entitlement and relating to the employment of Business Employees on or prior to the Closing Date; and
     (iii) any liabilities or obligations of Seller, PB Energy or the Company under the surety bonds set forth on Schedule 2.02(d)(iii).
     Section 2.03 Purchase Price; Allocation of Purchase Price. (a) Subject to the adjustment as provided in Section 3.03 and the other terms and conditions of this Agreement, (i) the purchase price to be paid by Purchaser for the Shares shall be U.S.$6,463,870 and (ii) the purchase price to be paid by the Company for the Purchased Assets shall be U.S.$31,536,130 (together, the “Purchase Price”). The purchase price to be paid by the Company for the Purchased Assets shall be further allocated as provided in Section 6.10(d).
     (b) The sum of the Purchase Price and the Assumed Liabilities shall be allocated among the Shares and the Purchased Assets as of the Closing Date in accordance with Section 6.10(d) and Schedule 6.10(d).
ARTICLE III
Closing
     Section 3.01 Closing. The closing of the sale and purchase of the Shares and Purchased Assets and the assumption of the Assumed Liabilities as contemplated by this Agreement (the “Closing”) shall take place at the offices of McDermott Will & Emery LLP, 340 Madison Avenue, New York, New York 10017, as soon as practicable after the satisfaction of all the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the Parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed among the Parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing will be deemed to have occurred as of 11:59 p.m. local time on the Closing Date. Unless expressly set forth herein, each of the transactions contemplated below shall be deemed to have occurred simultaneously.
     Section 3.02 Closing Deliveries. At the Closing:
     (a) Seller and/or PB Energy shall deliver or cause to be delivered to Purchaser:
     (i) certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer Tax stamps, if any;
     (ii) bills of sale, assignments, and other instruments of transfer providing for the sale, assignment and transfer of the Purchased Assets to the Company, duly executed by Seller or PB Energy and/or their applicable Affiliates in form and substance reasonably satisfactory to the Parties;
     (iii) a receipt for the Closing Date Amount;
     (iv) the Escrow Agreement, duly executed by Seller, PB Energy and the Company;
     (v) the Transition Agreement, duly executed by Seller;
     (vi) the Cooperation Agreement, duly executed by Seller and PB Energy;
     (vii) a true and complete copy, certified by Seller’s secretary or an assistant secretary of Seller, of resolutions duly and validly adopted by the Board of Directors of Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;
     (viii) a true and complete copy, certified by the Company’s secretary or an assistant secretary of the Company, of resolutions duly and validly adopted by the Board of Directors of the Company evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;
     (ix) a true and complete copy, certified by PB Energy’s secretary or an assistant secretary of PB Energy, of resolutions duly and validly adopted by the Board of Directors of PB Energy evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;

     (x) true, complete, and certified copies of the constitutional documents of the Company, certified by the Company’s secretary or other officer or authorized representative;
     (xi) a certificate of the Secretary of State of the State of New York, dated not earlier than five (5) Business Days prior to the Closing, stating that Seller is in good standing under the laws of the State of New York;
     (xii) a certificate of the Secretary of State of the State of Maryland, dated not earlier than five (5) Business Days prior to the Closing, stating that the Company is in good standing under the laws of the State of Maryland and certificates from the Secretaries of State of each jurisdiction in which the Company engages in the Business and is required to be qualified in order to conduct business certifying that the Company is duly qualified to conduct business in and is in good standing under the laws of such jurisdiction;
     (xiii) a certificate of the Secretary of State of the State of Texas, dated not earlier than five (5) Business Days prior to the Closing, stating that PB Energy is in good standing under the laws of the State of Texas;
     (xiv) the resignations, effective as of the Closing, of all of the directors and officers of the Company, except for such persons as shall have been designated in writing prior to the Closing by Purchaser to Seller;
     (xv) a spreadsheet reflecting the status of current customer projects which are expected to produce U.S. $50,000 or more of revenue to the Business from the date of this Agreement through the two (2) year anniversary of the date of this Agreement
     (xvi) the certificate required to be delivered by Seller pursuant to Section 7.02(b);
     (xvii) the certificate required to be delivered by PB Energy pursuant to Section 7.02(b);
     (xviii) a legal opinion of McDermott Will & Emery LLP, in form and substance reasonably satisfactory to the Parties;
     (xix) a legal opinion of Maryland counsel to the Company, in form and substance reasonably satisfactory to the Parties;
     (xx) a legal opinion of Delaware counsel to the Seller and the Company, in form and substance reasonably satisfactory to the Parties;
     (xxi) delivery of all books and records of the Company and all books and records of the Business constituting Purchased Assets (which delivery may be made at the Leased Real Property and other office locations of the Business);

     (xxii) a letter in the form set forth in Exhibit B to this Agreement, duly executed by Seller, and Parsons Brinkerhoff, Inc. (the “KESOP Waiver”);
     (xxiii) a letter in the form set forth in Exhibit C to this Agreement, duly executed by Seller and Parsons Brinckerhoff, Inc. (the “Transferred Employee Waiver”);
     (xxiv) the Five Penn Plaza Sublease, duly executed by Seller and the Five Penn Plaza Landlord;
     (xxv) the Long Island City Assignment and Assumption Agreement, duly executed by Seller and the Long Island City Landlord;
     (xxvi) Rockville Assignment and Assumption Agreement, duly executed by Seller and the Rockville Landlord; and
     (xxvii) the West Palm Beach Assignment and Assumption Agreement, duly executed by Seller and the West Palm Beach Landlord.
     (b) Purchaser shall deliver or cause to be delivered to Seller or PB Energy:
     (i) (A) U.S. $5,613,361.03, representing the portion of the Purchase Price allocable to the purchase of the Shares minus a pro rata portion of the Escrow Amount and (B) on behalf of the Company, U.S. $27,386,639.97, representing the portion of the Purchase Price allocable to the purchase of the Purchased Assets minus a pro rata portion of the Escrow Amount, in each case in immediately available funds, by wire transfers to a bank account designated in writing by Seller (such designation to be made at least two (2) Business Days prior to the Closing Date);
     (ii) assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities by the Company, duly executed by the Company in form and substance reasonably satisfactory to the Parties;
     (iii) a true and complete copy, certified by Purchaser’s secretary or an assistant secretary of Purchaser, of resolutions duly and validly adopted by the Board of Directors of Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby;
     (iv) a certificate of the Secretary of State of the State of Texas, dated not earlier than five (5) Business Days prior to the Closing, stating that Purchaser was duly formed and is in good standing under the laws of the State of Texas;
     (v) the Escrow Agreement, duly executed by Purchaser;
     (vi) the Transition Agreement, duly executed by Purchaser;

     (vii) the Cooperation Agreement, duly executed by Purchaser;
     (viii) the certificate required to be delivered pursuant to Section 7.03(b);
     (ix) a legal opinion of Squire, Sanders & Dempsey L.L.P., as Texas counsel to Purchaser, in form and substance reasonably satisfactory to the Parties;
     (x) the Five Penn Plaza Sublease, duly executed by Purchaser and, if applicable, Purchaser Parent;
     (xi) the Long Island City Assignment and Assumption Agreement, duly executed by Purchaser and, if applicable, Purchaser Parent;
     (xii) the Rockville Assignment and Assumption Agreement, duly executed by Purchaser and, if applicable, Purchaser Parent; and
     (xiii) the West Palm Beach Assignment and Assumption Agreement, duly executed by Purchaser and, if applicable, Purchaser Parent.
     (c) At the Closing, Purchaser shall deliver to the Escrow Agent, in accordance with the Escrow Agreement, the Escrow Amount by wire transfer in immediately available funds to the account designated therefor in the Escrow Agreement.
     Section 3.03 Purchase Price Adjustment. (a) Within ninety (90) days after the Closing Date, Seller shall deliver to Purchaser a statement (the “Statement”) setting forth the Net Assets as of the close of business on the Closing Date (“Closing Net Assets”) and a certificate of Seller that the Statement has been prepared in compliance with the requirements of this Section 3.03. Purchaser shall provide reasonable assistance to Seller in the preparation of the Statement, and Purchaser shall provide Seller access, at all reasonable times during normal business hours and after notice, to the personnel, properties, books and records of the Company, the Purchased Assets and the Business as may be required in order for Seller to prepare the Statement. Purchaser’s independent accountants may participate in the preparation of the Statement; provided, however, that Purchaser acknowledges that Seller shall have the primary responsibility and authority for preparing the Statement and certifying the Statement.
     (b) During the sixty (60)-day period following Purchaser’s receipt of the Statement, Purchaser and its independent accountants shall be permitted to review the working papers of Seller relating to the Statement. The Statement shall become final and binding upon the Parties on the sixtieth (60th) day following delivery thereof, unless Purchaser gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, (ii) only include disagreements based on mathematical errors or based on Closing Net Assets not being calculated in accordance with this Section 3.03. If a Notice of Disagreement is received by Seller in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Purchaser on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm.

     (c) During the thirty (30)-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such thirty (30)-day period, Seller and Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for final, non-appealable and binding determination any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accounting Firm shall be a mutually acceptable nationally recognized independent accounting firm agreed upon by the Parties writing (other than Ernst & Young LLP, KPMG LLP or PricewaterhouseCoopers LLP). Seller and Purchaser shall use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within thirty (30) days after its receipt of such submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced. The cost of any determination (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the Parties) pursuant to this Section 3.03(c) shall be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. The fees and disbursements of Seller’s independent accountants incurred in connection with any certification of the Statement and review of any Notice of Disagreement shall be borne by Seller, and the fees and disbursements of Purchaser’s independent accountants incurred in connection with their review of the Statement and certification of any Notice of Disagreement shall be borne by Purchaser. Both Parties shall cooperate and provide the Accounting Firm with access to such records and with such information as the Accounting Firm may reasonably request. The Parties agree that this process shall be the exclusive method to resolve such disagreement.
     (d) In the event that Closing Net Assets exceeds Reference Net Assets by at least the Designated Amount, then the Purchase Price shall be increased by an amount equal to such excess over the Designated Amount, and Purchaser shall, within ten (10) Business Days after the Statement becomes final and binding on the Parties, make payment to Seller by wire transfer in immediately available funds of the amount of such difference.
     (e) In the event that Reference Net Assets exceeds Closing Net Assets by at least the Designated Amount, then the Purchase Price shall be decreased by an amount equal to such excess over the Designated Amount and Seller shall, within ten (10) Business Days after the Statement becomes final and binding on the Parties, make payment to Purchaser by wire transfer in immediately available funds of the amount of such difference.
     (f) Any payments required to be made by Purchaser or Seller pursuant to Section 3.03(d) or 3.03(e) shall bear interest from the Closing Date to the date of payment at a rate equal to the rate of interest from time to time announced publicly by Citibank, N.A., as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365.
     (g) The term “Net Assets” means the excess of (i) the sum of (A) the value of the Purchased Assets of Seller, (B) the assets and properties of the Company and (C) the value of the Purchased Assets of PB Energy over (ii) the sum of (A) the value of the Assumed Liabilities of Seller, (B) the assumed liabilities of the Company and (C) the value of the Assumed

Liabilities of PB Energy, in each case calculated in accordance with the accounting principles set forth in Schedule 3.03 and, to the extent not set forth in Schedule 3.03, in accordance with the same accounting principles, practices, methodologies and policies used by Seller in the preparation of the Reference Balance Sheet (the “Accounting Principles”). The Parties agree that the adjustment contemplated by this Section 3.03 is intended to show the change in Net Assets from the date of the Reference Balance Sheet to the Closing Date, and that such change can only be measured if the calculation is done in the same way, using the Accounting Principles at both dates. The scope of the disputes to be resolved by the Accounting Firm shall be limited to (x) whether the calculation of Closing Net Assets was done in accordance with the Accounting Principles set forth in Schedule 3.03 and, to the extent not set forth in Schedule 3.03, in accordance with the Accounting Principles and (y) and whether there were mathematical errors in the Statement. Seller and Purchaser agree that the Accounting Firm is not to make any other determination.
     Section 3.04 Indemnity Escrow. Prior to the Closing, Seller, the Company and Purchaser shall enter into the Escrow Agreement with the Escrow Agent. In accordance with the terms of the Escrow Agreement, Purchaser shall deposit the Escrow Amount to be managed and paid out by the Escrow Agent in accordance with the terms of the Escrow Agreement.
ARTICLE IV
Representations and Warranties of Seller, PB Energy and the Company
     Each of Seller, PB Energy and the Company hereby represents and warrants to Purchaser that all of the statements contained in this Article IV are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date), and will be true and complete as of the Closing Date as though made on the Closing Date. The representations and warranties of Seller shall be deemed to be made with respect to Seller, PB Energy and the Company. The representations and warranties of PB Energy shall be several and shall be deemed to be made only with respect to PB Energy. The representations and warranties of the Company shall be several and shall be deemed to be made only with respect to the Company. Each matter disclosed pursuant to any Schedules hereto shall be deemed to be disclosed with respect to any other section of this Article IV to the extent it is disclosed in such a way as to make its relevance to such other section reasonably apparent on its face.
     Section 4.01 Organization, Standing and Power. Each of Seller, PB Energy and the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority to enable it to conduct the Business as it is presently conducted. Each of Seller, PB Energy and the Company is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction where the nature of the Business makes such qualification necessary for it to conduct the Business as it is currently conducted. The Company is duly qualified and in good standing to do business as a foreign corporation in the jurisdictions set forth in Schedule 4.15. Seller has delivered to Purchaser true and complete copies of the articles of incorporation and by-laws, each as amended to the date hereof, of the Company.

     Section 4.02 Authority; Execution and Delivery; Enforceability. Each of Seller, PB Energy and the Company has full power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller, PB Energy and the Company of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Seller, PB Energy and the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Each of Seller, PB Energy and the Company has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and to general equitable principles).
     Section 4.03 No Conflicts; Consents. (a) Except as set forth on Schedule 4.03, the execution and delivery by Seller, PB Energy and the Company of this Agreement does not, the execution and delivery by Seller, PB Energy and the Company of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, require notice and/or consent under, or result in the creation of any Lien upon any of the properties or assets of Seller, PB Energy or the Company under, any provision of (i) the certificate of incorporation or articles of incorporation or by-laws of Seller, PB Energy or the Company, (ii) any Business Contract or (iii) any Order or Law applicable to Seller, PB Energy or the Company or their respective properties or assets.
     (b) No Consent of, registration, declaration or filing with, or notice to any Governmental Entity is required to be obtained or made by or with respect to Seller, PB Energy or the Company in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby other than (i) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby and by the Ancillary Agreements and (ii) those that may be required under a Business Contract by a Governmental Entity in its capacity as a customer under such Business Contract.
     Section 4.04 The Shares. Seller has good and marketable title to the Shares, free and clear of all Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Shares, upon delivery to Purchaser at the Closing of certificates representing the Shares, duly endorsed by Seller for transfer to Purchaser, and upon Seller’s receipt of the Closing Date Amount, good title to the Shares will pass to Purchaser, free and clear of any Liens, other than those arising from acts of Purchaser or its Affiliates. Other than this Agreement, the Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

     Section 4.05 Capital Stock of the Company. (a) The authorized capital stock of the Company consists of 5,500 shares of Common Stock, par value $1.00 per share, of which 5,306 shares, constituting the Shares, are issued and outstanding. Except for the Shares, there are no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. The Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, warrant, purchase right, conversion right, exchange right or any similar right under any provision of applicable Law, the articles of incorporation or by-laws of the Company or any Contract to which the Company is a party or otherwise bound. There are no outstanding warrants, options, rights, “phantom” stock rights, agreements, convertible or exchangeable securities or other commitments (other than this Agreement) (a) pursuant to which Seller or the Company is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of the Company or (b) that give any Person the right to receive any benefits or rights similar to any rights enjoyed by or accruing to the holders of shares of capital stock of the Company. There are no outstanding bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of the Company.
     Section 4.06 Equity Interests. Except as set forth on Schedule 4.06, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.
     Section 4.07 Financial Statements. Schedule 4.07 contains the following financial statements relating to the Farradyne Division and Alltech, representing the operations of the Farradyne Division and Alltech on Seller’s management reporting basis: (i) balance sheet of the Farradyne Division as of February 17, 2006; (ii) balance sheets of the Farradyne Division and Alltech as of March 17, 2006 (together, the “Reference Balance Sheet”), and (iii) income statements of the Farradyne Division for the fiscal years ended on October 28, 2005, October 29, 2004 and October 31, 2003, (collectively, the “Financial Statements”). The Financial Statements present fairly and accurately in all material respects the financial condition and results of operations of the Farradyne Division and Alltech as of the dates thereof or for the periods covered thereby and are consistent with the books and records of Seller, PB Energy and the Company. The Financial Statements have been prepared in accordance with the Accounting Principles applied on a consistent basis throughout the respective periods covered thereby.
     Section 4.08 Events Subsequent to the Reference Balance Sheet. Since the date of the Reference Balance Sheet, there has not been any change in the Business, financial condition, operations or results of operations of the Business which has had a Business Material Adverse Effect, and since the date of the Reference Balance Sheet, Seller, the Company and PB Energy have operated the Business in the Ordinary Course of Business. Without limiting the generality of the foregoing, and except as set forth on Schedule 4.08, since the date of the Reference Balance Sheet, with respect to the Business:
     (a) there has not been any (i) change in the Company’s authorized or issued capital stock, (ii) grant of any stock option or right to purchase shares of capital stock of the Company, (iii) issuance of any security convertible into the capital stock of the Company, (iv)

grant of any registration rights of the capital stock of the Company, or (v) purchase, redemption, retirement, or other acquisition by the Company of any shares of its capital stock;
     (b) none of Seller, PB Energy or the Company has sold, leased, transferred, or assigned any of its assets related to the Business other than assets that are not material to the Business in the Ordinary Course of Business nor has any of Seller, PB Energy or the Company granted or created or permitted to be created any Liens on any assets related to the Business other than Permitted Liens;
     (c) none of Seller, PB Energy or the Company has entered into any Contracts related to the Business either involving more than U.S.$100,000 individually or U.S.$250,000 in the aggregate or outside the Ordinary Course of Business;
     (d) none of Seller, PB Energy or the Company has accelerated, terminated, modified, or canceled any Contract related to the Business involving more than U.S.$100,000 individually or U.S.$250,000 in the aggregate to which the Seller, PB Energy or the Company is a party or by which Seller, PB Energy or the Company is bound;
     (e) none of Seller, PB Energy or the Company has made any capital expenditure related to the Business either involving more than U.S.$50,000 individually or U.S.$100,000 in the aggregate or outside the Ordinary Course of Business;
     (f) the Company has not made any capital investment in, any loan to, or any acquisition of the securities of, any other Person;
     (g) the Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for Borrowed Funds or capitalized lease obligation;
     (h) there has not been a change in the Accounting Principles used by Seller, PB Energy or the Company related to the Business;
     (i) none of Seller, PB Energy or the Company has canceled, compromised, waived, or released any right or claim related to the Business either involving more than U.S.$100,000 or outside the Ordinary Course of Business;
     (j) none of Seller, PB Energy or the Company has granted any license or sublicense of any rights under or with respect to the Business Intellectual Property, other than in the Ordinary Course of Business;
     (k) there has been no change made or authorized in the articles of incorporation or bylaws of the Company;
     (l) the Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, except for dividends and distributions to Seller in the Ordinary Course of Business;

     (m) the Company has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;
     (n) neither Seller nor PB Energy has experienced any material damage, destruction, or loss (whether or not covered by insurance) to the Purchased Assets;
     (o) the Company has not made any loan to Seller or PB Energy or any Affiliate of Seller or PB Energy;
     (p) none of Seller, PB Energy or the Company has entered into any employment, severance, or similar Contract or collective bargaining agreement related to the Business, or modified the terms of any existing such contract or agreement, except in the Ordinary Course of Business;
     (q) except in the Ordinary Course of Business, there has been no payment or increase by Seller, PB Energy or the Company of any bonuses, salaries, or other compensation to any director, officer, or (except in the Ordinary Course of Business) Business Employee or entry into any employment agreement with any such director, officer, or employee;
     (r) the Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Business Employee Plan); and
     (s) none of Seller, PB Energy or the Company has agreed, whether orally or in writing, to do any of the foregoing.
     Section 4.09 No Undisclosed Liabilities. Except as set forth on Schedule 4.09, none of Seller, PB Energy or the Company has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, and whether liquidated or unliquidated) relating to the Business except for (a) liabilities reflected or reserved against on the Financial Statements, (b) liabilities and obligations of the types not required by the Accounting Principles to be disclosed in the Financial Statements, and (c) liabilities incurred in the Ordinary Course of Business since the date of the Reference Balance Sheet in accordance with the terms of this Agreement. Except as set forth on Schedule 4.09, the Company has no Borrowed Funds, surety or other performance or payment bonds or guarantees of indebtedness. Except as set forth on Schedule 4.09, neither Seller nor PB Energy has any Borrowed Funds, surety bonds or other performance or payment bonds or guarantees of indebtedness relating to the Business.
     Section 4.10 Title to Assets. (a) Seller and/or PB Energy has good and marketable title to all the assets reflected on the Reference Balance Sheet, other than those disposed of since the date of the Reference Balance Sheet in the Ordinary Course of Business, in each case free and clear of all Liens, except (i) such Liens as are set forth in Schedule 4.10, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, and (iii) liens for Taxes that are not due and payable or that may thereafter be paid without penalty and for which Seller has maintained adequate reserves (the Liens described in clauses (ii) and (iii) above are referred to collectively as “Permitted Liens”).
     (b) This Section 4.10 does not relate to real property or interests in real property, such items being the subject of Section 4.11, or to Intellectual Property, such items being the subject of Section 4.12.
     Section 4.11 Leased Real Property. The Company does not own any real property. Schedule 4.11 sets forth a complete list of all real property and interests in real property leased by Seller, PB Energy or the Company and used, held for use or intended to be used primarily in the operation or conduct of the Business, other than any such property or interest constituting an Excluded Asset (individually, a “Leased Real Property”) and identifies all existing leases of the Leased Real Property (each a “Real Property Lease” and collectively, the “Real Property Leases”). Each of the Real Property Leases is valid, subsisting and in full force and effect in accordance with its terms and the tenant thereunder (Seller or the Company, as applicable) is currently in peaceful and undisturbed possession of the respective Leased Real Property. None of Seller or the Company or, to Seller’s or the Company’s knowledge, the landlord under the respective Real Property Lease, is in default under such Real Property Lease, and neither Seller nor the Company is aware of any facts or circumstances which, after notice or lapse of time or both, would constitute a default under such Real Property Lease. Except as set forth in Schedule 4.11, no consent of any landlord is required in connection with this Agreement or the consummation of the transactions contemplated hereby.
     Section 4.12 Business Intellectual Property and Third-Party Intellectual Property. (a) Schedule 4.12(a) sets forth a true and complete list of the trademarks, service marks, trademark registrations and applications, service mark registrations and applications, patents, patent applications, design registrations, copyrights, copyright applications and Software constituting Business Intellectual Property. With respect to all Business Intellectual Property that is registered or subject to an application for registration, Schedule 4.12(a) sets forth a list of all jurisdictions in which such Business Intellectual Property is registered or is subject to an application for registration and all registration and application numbers. Schedule 4.12(a) also identifies each trade name and unregistered trademark used by any of the Seller, PB Energy and the Company primarily in connection with the Business. Except as set forth in Schedule 4.12(a), (i) to the knowledge of Seller, PB Energy and the Company, all the Business Intellectual Property has been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the Business as presently conducted, (ii) either Seller, PB Energy or the Company is the sole and exclusive owner of, and has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of, sell and license, without payment to any other person, all the Business Intellectual Property and the consummation of the transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, (iii) during the past three (3) years neither the Seller nor the Company has received any written communication from any Person asserting any ownership interest in any Business Intellectual Property, (iv) no item of Business Intellectual Property is subject to any outstanding Order and (v) no Proceeding is pending or threatened which challenges the legality, validity, enforceability, use, or ownership of any item of Business Intellectual Property.

     (b) Except as set forth in Schedule 4.12(b), none of Seller, PB Energy or the Company has granted any license of any kind relating to any Business Intellectual Property or the marketing or distribution thereof.
     (c) Schedule 4.12(c) sets forth a true and complete list of all Third-Party Intellectual Property, including all license fees, rents, royalties, or other charges that any of Seller, PB Energy and the Company is obligated to pay in respect of the Third-Party Intellectual Property. Seller, PB Energy and the Company have delivered or made available to Purchaser correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Third-Party Intellectual Property:
     (i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;
     (ii) no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;
     (iii) no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;
     (iv) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iii) above are true and correct with respect to the underlying license; and
     (v) none of Seller, PB Energy and the Company has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission, except as set forth in Schedule 4.12(c)(v).
     (d) Each item of Business Intellectual Property owned by any of Seller, PB Energy and the Company immediately prior to the Closing will be owned or available for use by Purchaser or the Company, as the case may be, on identical terms and conditions immediately subsequent to the Closing.
     (e) The conduct of the Business as presently conducted does not violate, conflict with or infringe the Intellectual Property of any other person. Except as set forth in Schedule 4.12(e), (i) no claims are pending or, to the knowledge of Seller, PB Energy or the Company, threatened, against Seller, PB Energy or the Company by any Person with respect to the ownership, validity, enforceability, effectiveness or use in the Business or otherwise by the Company of any Intellectual Property, including but not limited to Business Intellectual Property, or Third-Party Intellectual Property, (ii) during the past three (3) years none of Seller, PB Energy or the Company has received any written communication alleging that the Company, or Seller in the conduct of the Business, has violated any rights relating to Intellectual Property of any Person and (iii) to the knowledge of Seller, PB Energy and the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Business Intellectual Property rights of Seller, PB Energy or the Company.

     (f) For all Software that is part of Business Intellectual Property, Schedule 4.12(f) sets forth all Third-Party Intellectual Property (i) necessary for said Software to operate in the manner intended and (ii) all Third-Party Intellectual Property incorporated into such Software.
     Section 4.13 Contracts. (a) Schedule 4.13(a) lists each of the following Contracts of the Company, and of Seller and PB Energy relating primarily to the Business (collectively, the “Business Contracts”):
     (i) all written employment agreements and employment Contracts, and any other Contracts (whether made orally or in writing) providing for severance benefits in the event of termination of employment;
     (ii) in each case with respect solely to the Company, all profit sharing, stock option, stock purchase, stock appreciation, compensation (including any agreement with regard to salary, wages, bonuses, commissions, change of control, pension, options, retirement or profit sharing), deferred compensation, severance or other plan or arrangement for the benefit of current or former directors, officers or employers;
     (iii) all collective bargaining agreements or other Contracts with any labor organization, union or association;
     (iv) each Contract for the purchase of inventory, spare parts, other materials or personal property with any supplier or for the furnishing of services to the Business or the Company under the terms of which Seller, PB Energy or the Company (A) is likely to pay or otherwise give consideration of more than $25,000 per annum or (B) is likely to pay or otherwise give consideration of more than $500,000 in the aggregate over the remaining term of such Contract;
     (v) each Contract for the furnishing of services by the Business or the Company which (A) is likely to involve consideration of more than $25,000 per annum or (B) is likely to involve consideration of more than $1,000,000 in the aggregate over the remaining term of the Contract;
     (vi) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising Contracts to which Seller, PB Energy or the Company is a party;
     (vii) all Contracts with subcontractors and independent contractors to which Seller, PB Energy or the Company is party and which are not cancelable without penalty or further payment and without more than thirty (30) days’ notice or involves consideration of more than $25,000;
     (viii) all Contracts under which Seller, PB Energy or the Company has created, incurred, assumed, or guaranteed any indebtedness for Borrowed Funds,

or any capitalized lease obligation, or under which it has imposed a Lien (other than a Permitted Lien) on any of its assets, tangible or intangible;
     (ix) all Contracts that limit or purport to limit the ability of Seller, PB Energy, or the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
     (x) all Contracts concerning confidentiality, except for such Contracts entered into in connection with transactions or communications with third parties in the Ordinary Course of Business;
     (xi) all written Contracts between or among the Company, on one hand, and Seller or PB Energy, on the other hand;
     (xii) all joint venture and partnership agreements, or other Contracts involving the sharing of profits and losses of any partnership, joint venture or other jointly formed entity, to which Seller, PB Energy or the Company is a party;
     (xiii) all Contracts with respect to reorganizations, mergers or acquisitions of capital stock of or business assets of any Person completed within the last five (5) years;
     (xiv) all Contracts, leases and subleases concerning the use, occupancy, management or operation of any real property to which Seller, PB Energy or the Company is a party;
     (xv) all Contracts for the lease of personal property to or from any Person providing for lease payments in excess of U.S.$25,000 per annum;
     (xvi) all Contracts related to the Third-Party Intellectual Property, except for so-called “shrink-wrap” and other non-customized license agreements relating to computer software licensed in the Ordinary Course of Business; and
     (xvii) all other Contracts, whether or not made in the Ordinary Course of Business, which are material to Seller, PB Energy, the Company or the conduct of the Business.
     (b) Except as set forth in Schedule 4.13(b), all Contracts required to be listed in Schedule 4.13(a) are valid, binding on Seller, PB Energy or the Company and in full force and effect and shall continue to be valid, binding on Seller, PB Energy and the Company, as the case may be, and in full force and effect following the consummation of the transactions contemplated by this Agreement, except insofar as affected or limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and general equitable principles.
     (c) To the knowledge of Seller, PB Energy and the Company, no event has occurred which, with notice or lapse of time, or both, would constitute a breach or default, or permit termination, modification, or acceleration under any Business Contract.

     Section 4.14 Receivables. Except to the extent, if any, reserved for on the Reference Balance Sheet, all the Purchased Receivables and the other accounts receivable of the Business, including those reflected on the Reference Balance Sheet and those Purchased Receivables and accounts receivable of the Business that have arisen since the date of the Reference Balance Sheet and have not yet been collected, (a) represent valid obligations of customers of Seller, PB Energy or the Company, as the case may be, arising from bona fide transactions entered into in the Ordinary Course of Business and (b) are collectible.
     Section 4.15 Permits. (a) Schedule 4.15 sets forth all material Permits (x) issued or granted to the Company and (y) issued or granted to Seller or PB Energy that are used or held for use primarily in the operation or conduct of the Business. Except as set forth in Schedule 4.15, (i) all such Permits are in full force and effect and are validly held by the Company, Seller or PB Energy, as the case may be, and the Company, Seller or PB Energy, as the case may be, has complied in all material respects with all terms and conditions thereof, (ii) during the past three (3) years, none of the Company, Seller or PB Energy has received written notice of any Proceeding relating to the noncompliance with, revocation or modification of any such Permits the loss of which, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect, and (iii) none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     (b) Seller, PB Energy and the Company possess all Permits necessary to conduct the Business as currently conducted, other than such Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.
     Section 4.16 Sufficiency of Assets. Except as set forth in Schedule 4.16 or as contemplated by this Agreement and the Ancillary Agreements, the Purchased Assets and the assets of the Company are sufficient for the conduct of Business immediately following the Closing in substantially the same manner as currently conducted.
     Section 4.17 Taxes. (a) Except as set forth in Schedule 4.17, the Company: (i) has timely filed or caused to be filed all Tax Returns which it is or has been required to file, by any jurisdiction in which it is or has been subject to taxation, all such Tax Returns being true, correct and complete in all material respects; (ii) has timely paid or caused to be paid in full all Taxes shown to be due on such Tax Returns; (iii) has made or caused to be made all withholdings of Taxes required to be made, and such withholdings have either been paid to the appropriate Governmental Entity or set aside in accounts for such purpose; and (iv) has otherwise satisfied all material legal requirements applicable with respect to such obligations to all taxing jurisdictions.
     (b) Except as set forth on Schedule 4.17, the federal income Tax Returns of the Company since January 1, 2003, have not been audited by the Internal Revenue Service, nor, to Seller’s knowledge, is there any pending or threatened audit, investigation or review of the Company by the Internal Revenue Service.

     (c) Except as set forth on Schedule 4.17, the state income Tax Returns of the Company since January 1, 2003, have not been audited by the State of Maryland, nor, to Seller’s knowledge, is there any pending or threatened audit, investigation or review of the Company by the State of Maryland.
     (d) Except as set forth on Schedule 4.17, to Seller’s knowledge, there are no unassessed Tax deficiencies proposed or threatened against the Company, nor are there any agreements, waivers or other arrangements providing for extension of time with respect to the assessment or collection of any Tax against the Company or any Proceedings or investigations now pending against the Company with respect to any Tax.
     (e) No claim has ever been made by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction nor, to Seller’s knowledge, is there any factual or legal basis for any such claim.
     (f) Seller has delivered, or made available, to Purchaser correct and complete copies of (i) all state, local, and foreign income and employment Tax Returns of the Company that are filed on a separate company basis with respect to all taxable periods for which the statute of limitations is still open and (ii) copies of all examination reports and statements of deficiencies that have been assessed against or agreed to by the Company and that may have any material effect on the tax liability of the Company for any present or future taxable period or for any past taxable period for which the statute of limitations is still open.
     (g) The Company (i) has not made an election, nor is required, to treat any asset as owned by another Person pursuant to the provisions of section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of section 168 of the Code, (ii) has not made any of the foregoing elections nor is required to apply any of the foregoing rules under any comparable state or local tax provision, and (iii) does not own any material assets that were financed directly or indirectly with, or that directly or indirectly secure, debt the interest on which is tax-exempt under section 103(a) of the Code.
     (h) The transaction contemplated herein, either by itself or in conjunction with any other transaction that the Company may have entered into or agreed to, will not give rise to any federal income tax liability under section 355(e) of the Code for which the Company may in any way be held liable.
     (i) Except as set forth on Schedule 4.06, there are no joint ventures, partnerships or limited liability companies to which the Company is a party.
     (j) To the knowledge of Seller and the Company, the Company does not have, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country.
     (k) The Company is not a party to any tax sharing agreement which will continue in effect after the Closing Date.

     (l) For purposes of this Agreement, “Tax” and “Taxes” shall include all income, gross receipts, franchise, excise, transfer, severance, value added, sales, use, wage, payroll, workmen’s compensation, employment, occupation and real and personal property taxes; taxes measured by or imposed on capital; levies, imposts, duties, licenses, legislation fees; other taxes imposed by a Governmental Entity, including assessments in the nature of taxes; including interest, penalties, fines, assessments and deficiencies relating to any tax or taxes; and including any transferee or secondary liability for taxes and any liability in respect of taxes as a result of being a member of any affiliated, consolidated, combined or unitary group or any liability in respect of taxes under a tax sharing, tax allocation, tax indemnity or other agreement.
     (m) For purposes of this Agreement, “Tax Return” or “Tax Returns” includes all reports, estimates, information, statements, schedules, declarations and returns relating to or required to be filed in connection with any Taxes pursuant to the statutes, rules or regulations of any Taxing Authority.
     Section 4.18 Proceedings. Schedule 4.18 sets forth a list as of the date of this Agreement of each pending or, to the knowledge of Seller, PB Energy and the Company, threatened Proceeding or claim with respect to which Seller, PB Energy or the Company has been contacted in writing by counsel for the plaintiff or claimant arising out of the conduct of the Business or against or affecting the Purchased Assets or the Company or any of its assets and that (a) relates to or involves more than $50,000, (b) seeks any material injunctive relief or (c) relates to the transactions contemplated by this Agreement. Except as set forth in Schedule 4.18, none of Seller, PB Energy or the Company is a party or subject to or in default under any Order relating to the Business. Except as set forth in Schedule 4.18, there is not any Proceeding or claim by Seller, PB Energy or the Company pending, or which Seller, PB Energy or the Company intends to initiate, against any other Person arising out of the conduct of the Business. Except as set forth in Schedule 4.18, to the knowledge of Seller, PB Energy and the Company, there is no pending or threatened investigation of the conduct of the Business or any Purchased Asset or asset of the Company.
     Section 4.19 Benefit Plans. (a) Purchaser will have no liability or obligations with respect to any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, compensation, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, split dollar insurance, supplemental retirement, layoff or unemployment, severance, change of control, loans, vacation, holiday, sick leave, disability, or other benefit plans, programs, arrangements or fringe benefits, in each case, which are provided, maintained, contributed to or sponsored by Seller, PB Energy or the Company or their Affiliates for the benefit of any Business Employees (collectively, “Business Employee Plans”), except as assumed by Purchaser under Section 2.02(c).
     (b) Except as would not have a Purchaser Material Adverse Effect, (i) all Business Employee Plans have been maintained, operated and/or complied with both their terms and with the requirements of all applicable statutes, orders, rules and regulations, including without limitation ERISA and the Code; and (ii) all contributions required to be made to Business Employee Plans have been timely made. Seller has delivered or made available to Purchaser an accurate and complete summary of each such Employee Benefit Plan. None of

Seller, PB Energy or the Company or any their ERISA Affiliates have provided, maintained, contributed to or sponsored within the last (5) years (i) any pension plan that is, or was, a defined benefit pension plan (including a multiple employer plan) or a multi-employer pension plan, subject to Title IV of ERISA or (ii) any plan that provides post-employment medical, life insurance or other benefits to employees or former employees (other than as is required by part 6 of Subtitle B of Title I of ERISA). For this purpose, the term “ERISA Affiliate” means, with respect to Seller, PB Energy and the Company, any corporation or trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes Seller, PB Energy or the Company, within the meaning of Code sections 414(b), (c), (m) or (o) and/or ERISA Section 4001(a)(14).
     Section 4.20 Compliance with Applicable Laws. (a) The Company is in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety. Seller and PB Energy, solely with respect to the conduct of the Business, are in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety. Except as set forth in Schedule 4.20, none of Seller, PB Energy or the Company has received any written communication notice during the past three (3) years from a Governmental Entity that alleges that the Company or the Business is not in compliance in any material respect with any applicable Law. This Section 4.20(a) does not relate to matters with respect to Taxes, which are the subject of Section 4.17, or to environmental matters, which are the subject of Section 4.20(b).
     (b) Except for any matter disclosed on Schedule 4.20, which would not reasonably be expected to have a Business Material Adverse Effect, (i) Seller, PB Energy and the Company conduct the Business in compliance with all applicable Laws relating to protection of the environment (“Environmental Laws”), (ii) Seller, PB Energy and the Company possess and are in compliance with all Permits required under Environmental Laws for the conduct of the Business and (iii) there are no pending or, to the knowledge of Seller, PB Energy and the Company, threatened Proceedings against Seller, PB Energy or the Company alleging that the Business or the Company is in violation of any Environmental Law.
     Section 4.21 Employee and Labor Matters. (a) Schedule 4.21(a) contains a complete and correct list of all Business Employees (other than the Excluded Employees), including job title and compensation paid or payable, annual paid time off entitlement and any paid time off accrued through April 28, 2006.
     (b) Except as set forth in Schedule 4.21(b): (i) there is not any, and during the past three (3) years there has not been any, labor strike, dispute, picketing, work stoppage, slowdown, lockout pending or existing, or, to the knowledge of Seller, PB Energy and the Company, threatened, against the Business, and, to the knowledge of Seller, PB Energy and the Company, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute; (ii) to the knowledge of Seller, PB Energy and the Company, no union organizational campaign is in progress with respect to the Business Employees and no question concerning representation of such employees exists; (iii) none of Seller, PB Energy or the Company is engaged in any unfair labor practice in connection with the conduct of the Business; (iv) there are not any unfair labor practice charges or complaints against Seller, PB Energy or the Company, or, to the knowledge of Seller, PB Energy and the Company, threatened, before the National Labor Relations Board or any other Governmental Entity in connection with the conduct of the Business; (v) there are not any pending, or, to the knowledge of Seller, PB Energy and the Company, threatened, union grievances against Seller, PB Energy or the Company in connection with the conduct of the Business; (vi) there are not any pending, or, to the knowledge of Seller, PB Energy and the Company, threatened, charges in connection with the conduct of the Business against Seller, PB Energy or the Company or any current or former employee of the Business before the Equal Employment Opportunity Commission or any state or local agency responsible for enforcement of any federal or state employment Laws or investigations of compliance with any federal or state employment Laws; (vii) there are no threatened or pending Proceedings against Seller, PB Energy, the Company or any current or former employees thereof by any current or former employees, applicants for employment or independent contractors as to which there is a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect; and (viii) none of Seller, PB Energy or the Company has received written communication during the past three (3) years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of the Business or the Company and, to the knowledge of Seller, PB Energy and the Company, no such investigation is in progress.
     (c) The Company is not a party to any collective bargaining or other labor contract. There is not presently pending or existing any application for certification of a collective bargaining unit.
     Section 4.22 Accounts; Safe Deposit Boxes; Powers of Attorney; Officers and Directors. Schedule 4.22 sets forth (i) a true, correct and complete list of all bank and savings accounts, certificates of deposit and safe deposit boxes of the Company, including the name and location of the bank at which the accounts are held, the account names, the account numbers, and the names of those persons authorized to sign thereon, (ii) a true, correct and complete list of all powers of attorney granted by the Company and those persons authorized to act thereunder and (iii) a true, correct and complete list of all officers and directors of the Company
     Section 4.23 Customers and Suppliers. Schedule 4.23 lists each customer that individually or with its Affiliates was, based on the revenues of the Business during the fiscal year ended October 28, 2005, one of the ten (10) largest customers of the Business during such fiscal year or accounted for five percent (5%) or more of the revenues of the Business during such fiscal year. Schedule 4.23 also lists the ten (10) largest suppliers or service providers to the Business as of the date of the Reference Balance Sheet based on the amount paid to such suppliers or service providers. To the knowledge of Seller, PB Energy and the Company, all of them have reasonable commercial working relationships with the ten (10) largest customers and ten (10) largest suppliers or service providers of the Business. Except as set forth in Schedule 4.23, none of Seller, PB Energy or the Company has knowledge of any termination or termination threatened in writing of any project in which it is engaged pursuant to a Business Contract.
     Section 4.24 Related Party Transactions. Except as set forth on Schedule 4.24, there are no Contracts between the Company, on one hand, and Seller, PB Energy or any Affiliate of Seller or PB Energy, on the other hand, other than Contracts that will not survive the

Closing and Contracts pursuant to which Seller, PB Energy or Affiliates of Seller or PB Energy provide Support Services to the Company. Seller, PB Energy and the Company has delivered or made available to Purchaser correct and complete copies of all Contracts set forth on Schedule 4.24.
     Section 4.25 Brokers or Finders. Seller represents, as to itself and its Affiliates, that no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.
ARTICLE V
Representations and Warranties of Purchaser
     Purchaser hereby represents and warrants to Seller, PB Energy and the Company that all of the statements contained in this Article V are true and complete as of the date of this Agreement (or, if made as of a specified date, as of such date), and will be true and complete as of the Closing Date as though made on the Closing Date:
     Section 5.01 Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such Permits the lack of which, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreements or on the ability of Purchaser to consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).
     Section 5.02 Authority; Execution and Delivery; and Enforceability. Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and to general equitable principles).
     Section 5.03 No Conflicts; Consents.
     (a) The execution and delivery by Purchaser of this Agreement do not, the execution and delivery by Purchaser of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by Purchaser with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under any provision of (i) the articles of incorporation or by-laws of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) any Order or Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.
     (b) No Consent of or registration, declaration or filing with any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby and thereby, other than (i) those that may be required solely by reason of the participation of Seller, PB Energy and the Company (as opposed to any other third party) in the transactions contemplated hereby and by the Ancillary Agreements and (ii) where failure to obtain such a Consent or registration or to make such declaration or filing or provide such notice would not, individually or in the aggregate, have had or would reasonably be expected to have a Purchaser Material Adverse Effect.
     Section 5.04 Securities Act. The Shares purchased by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act.
     Section 5.05 Availability of Funds. Purchaser has sufficient cash available to enable it to consummate the transactions contemplated hereby, including the deliveries of the Closing Date Amount and the Escrow Amount.
     Section 5.06 Access to Information. Purchaser acknowledges that it and its advisors and representatives have (i) been permitted access to the books and records, officers and other employees, documents and information regarding the Company and the Business and other properties and assets constituting the Business that they, their advisors or their representatives have requested to obtain and/or review in connection with their legal, accounting and/or operational due diligence investigation or otherwise in connection with this Agreement and the transactions contemplated hereby, including access to data rooms prepared and maintained by Seller, PB Energy and the Company and their respective advisors and the documents, information and materials contained in and/or referenced in indexes relating to such data rooms, (ii) had opportunity and sufficient time to meet with and make inquiries of the officers and other employees of Seller and the Company and their respective advisors and representatives in regards to this Agreement (including the Schedules), the Ancillary Agreements and the Business, including during management presentations made at the Company’s principal offices in Maryland and (iii) had sufficient time to consider and assess the results of the foregoing investigation, review, inquiries and analysis with their advisors prior to and in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.
     Section 5.07 Brokers or Finders. Purchaser represents, as to itself and its Affiliates, that no agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Closa Corporate Advisors S.L. and/or its Affiliates, whose fees and expenses will be paid by Purchaser.
ARTICLE VI
Covenants
     Section 6.01 Covenants Relating to Conduct of Business.
     (a) Except for matters (i) set forth in Schedule 6.01, (ii) expressly agreed to by Purchaser or (iii) or otherwise expressly permitted by the terms of this Agreement, from the date of this Agreement to the Closing, Seller, PB Energy and the Company shall conduct the Business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable efforts to keep intact the Business. Notwithstanding the foregoing, Purchaser acknowledges and agrees that, except as otherwise agreed in the Ancillary Agreements, relationships with Seller and certain of its Affiliates providing services to the Business and the Company will terminate as of the Closing as contemplated in Section 6.15and that such termination shall not constitute a breach of this Agreement.
     (b) Except as set forth in Schedule 6.01 or otherwise expressly permitted or required by the terms of this Agreement, the Company shall not, and Seller and PB Energy shall not with respect to the Business or the Company, do any of the following without the prior written consent of Purchaser:
     (i) amend the articles of incorporation or by-laws of the Company;
     (ii) redeem or otherwise acquire any shares of the Company’s capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;
     (iii) (A) grant to any executive officer or employee any increase in compensation or benefits, except in the Ordinary Course of Business or as may be required under existing agreements and except for any increases for which Seller or PB Energy shall be solely obligated; (B) enter into any employment agreements (or amend, change or supplement in any material respect any existing employment agreement or arrangement) with respect to any employees; (C) pay or agree to pay any pension, retirement allowance or other employee benefit not required by any existing plan, agreement or arrangement to any employee, whether past or present; or (D) commit itself to any pension, profit-sharing, bonus, incentive, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, agreement or arrangement, or to any employment or consulting agreement with or for the benefit of any employee or to terminate or amend any of such plans or any of such agreements in existence on the date of this Agreement;

     (iv) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the Ordinary Course of Business; provided, however, that in no event shall the Business or the Company incur or assume any long-term indebtedness for borrowed money;
     (v) permit, allow or suffer any Purchased Asset or any asset of the Company to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 4.10 if existing on the date of this Agreement;
     (vi) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of in excess of U.S. $10,000 individually or U.S. $50,000 in the aggregate;
     (vii) pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, Seller or any of its Affiliates, except for (A) dividends and distributions from the Farradyne Division or the Company to Seller and (B) intercompany transactions, in both cases in the Ordinary Course of Business;
     (viii) make any change in the Accounting Principles;
     (ix) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material;
     (x) make or incur any capital expenditure that is not currently approved in writing or budgeted and that, individually, is in excess of U.S. $50,000 or make or incur any such expenditures which, in the aggregate, are in excess of U.S. $100,000;
     (xi) sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to the Business, except inventory and obsolete or excess equipment sold in the Ordinary Course of Business;
     (xii) enter into any lease of real property, except any renewals of the Real Property Leases in the Ordinary Course of Business;
     (xiii) enter into any Contract outside the Ordinary Course of Business;
     (xiv) modify or change any Business Contract in any material respect; or
     (xv) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.

     (c) Consistent with Seller’s, PB Energy’s and the Company’s past practices, Seller, PB Energy, and the Company shall each maintain and keep their respective properties and assets in at least as good condition and repair, reasonable wear and tear excepted, as the condition and repair of such properties and assets are in as of the date hereof.
     (d) None of Seller, PB Energy, or the Company shall take any action or fail to take any action that would constitute a default (with or without notice or lapse of time, or both) under any Business Contract or any agreement relating to or affecting the Business.
     (e) Each of Seller, PB Energy and the Company shall use reasonable commercial efforts to maintain reasonable commercial working relationships with all of the existing customers and suppliers of the Business and shall not make any grant of credit to any customer or supplier.
     (f) Each of Seller, PB Energy, and the Company shall maintain its insurance policies and programs with respect to the Business in their current amounts and a basis consistent with past practice.
     (g) Seller, PB Energy, and the Company shall file, prosecute, and maintain all Business Intellectual Property rights.
     Section 6.02 No Solicitation. Seller, PB Energy and the Company shall not, nor shall any of them authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other representative retained by any of them to, (a) solicit, initiate or encourage any Other Bid, (b) enter into any agreement with respect to any Other Bid or (c) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Bid. Seller, PB Energy and the Company promptly shall advise Purchaser orally and in writing of any Other Bid or any inquiry with respect to or which could lead to any Other Bid and the identity of the Person making any such Other Bid or inquiry. As used in this Section 6.02, “Other Bid” shall mean any proposal for a merger, sale of securities, sale of substantial assets or similar transaction involving the Company, the Business or any proposal to acquire in any manner any of the Purchased Assets or the assets of the Company, other than (i) the transactions contemplated by this Agreement and (ii) the acquisition of inventory in the Ordinary Course of Business.
     Section 6.03 Access to Information. Seller, PB Energy and the Company shall afford to Purchaser and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the properties, books, Contracts, commitments, Tax Returns, records and executive officers of the Business (other than the Excluded Assets), and, during such period, shall furnish promptly to Purchaser any information concerning the Company or the Business as Purchaser may reasonably request; provided, however, that such access does not unreasonably disrupt the normal operations of Seller, PB Energy, the Company or the Business. Following the date hereof, Seller, PB Energy and the Company shall cooperate with Purchaser to afford to Purchaser, upon Purchaser’s reasonable advance notice and request therefor, access to key customers and suppliers of the Business upon terms acceptable to Seller, PB Energy and the Company in the exercise of their reasonable business judgment.
     Section 6.04 Confidentiality; Publicity. (a) Purchaser acknowledges that the documents, materials and other information being provided to it in connection with the transactions contemplated hereby are subject to the terms of a confidentiality agreement between Purchaser and Seller dated as of August 8, 2005 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference; provided, however, that, subject to the following sentence, the obligations of the parties thereto, except the obligations set forth in paragraphs 6 and 11 thereof, shall expire three (3) years from the Closing Date. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Company and the Business; provided, however, that the Parties acknowledge that any and all other information provided to the other Party concerning Purchaser, Seller, PB Energy or the Company, as the case may be, but excluding information related to the Business, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date.
     (b) From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of Seller, PB Energy, the Company and Purchaser may make internal announcements to their respective employees that are consistent with the Parties’ prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other Party.
     Section 6.05 Reasonable Best Efforts. (a) On the terms and subject to the conditions of this Agreement, each Party shall use its reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Closing. Each of Seller, PB Energy, the Company and Purchaser shall not take any actions that would, or that would reasonably be expected to, result in any of the conditions set forth in Article VII not being satisfied.
     (b) Purchaser acknowledges that certain Consents with respect to the transactions contemplated by this Agreement may be required from parties to the Business Contracts (the “Required Consents”) and that such Required Consents have not been obtained and may not be obtained prior to or at Closing. Purchaser agrees that, subject to the provisions set forth in Section 6.05(e) with respect to Material ITS Contracts, Seller shall not have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain such Required Consents or because of the termination of any Business Contract as a result thereof. Purchaser further agrees that no representation, warranty or covenant of Seller, PB Energy or the Company contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain those Required Consents prior to or at Closing, (ii) any such termination or (iii) any Proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain those Required Consents or any such termination.
     (c) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be deemed to require the sale, assignment, or transfer or conveyance of any asset or any claim or right or any benefit arising under or resulting from such asset if an attempted assignment, conveyance or transfer thereof, without the Consent of a third party, would (i) constitute a breach or other contravention of the rights of such third party, (ii) be ineffective with respect to any party to an agreement concerning such asset, claim or right, (iii) in any way adversely affect the rights of Seller or PB Energy or (iv) upon transfer pursuant to the transactions contemplated hereby, adversely effect the Company or Purchaser, under such asset, claim or right. If any transfer or assignment by Seller or PB Energy to, or any assumption by the Company or Purchaser of, any interest in, or liability, obligation or commitment under, any asset requires the Consent of a third party, then such assignment or assumption shall be made subject to such Consent being obtained.
     (d) As will be more fully described in, and subject to the terms and conditions of, the Transition Agreement, to the extent a Party has been unable to obtain any third-party Consents required for the transfer of any Business Contract (other than any ITS Contract) and to the extent not otherwise prohibited by the terms of any such Business Contract: (i) Seller shall continue to be bound by the terms of such applicable Business Contract and Purchaser shall pay, perform and discharge fully all of the obligations of Seller thereunder from and after the Closing to the extent that the corresponding benefit is received; (ii) Seller shall, without consideration therefor, pay, assign and remit to Purchaser promptly all monies, rights and other consideration received in respect of such performance; and (iii) Seller shall exercise or exploit its rights in respect of such Business Contracts only as reasonably directed by Purchaser; provided, however, that Seller and its Affiliates shall not be required to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party. For not more than one hundred eighty (180) days following the Closing Date, each Party hereto shall continue to use reasonable best efforts to obtain all such unobtained Required Consents at the earliest practicable date. If and when any such Required Consents shall be obtained, then Seller or PB Energy, as the case may be, shall promptly assign its rights and obligations thereunder to Purchaser without payment of consideration and Purchaser shall, without the payment of any consideration therefor, assume such rights and obligations. Each Party shall execute such good and sufficient instruments as may be necessary to evidence such assignment and assumption.
     (e) Notwithstanding Section 6.05(b), as will be more fully described in, and subject to the terms and conditions of, the Transition Agreement, for each Business Contract providing for the provision by Seller, PB Energy or the Company of ITS services (“ITS Contracts”) for which Seller, PB Energy or the Company has been unable to obtain a Required Consent for the transfer of any such ITS Contract and to the extent not otherwise prohibited by the terms of such ITS Contract: (i) Seller and/or PB Energy, as the case may be, shall continue to be bound by the terms of such ITS Contract and (ii) the Parties shall either enter into (A) subcontracting arrangements in a form to be attached to the Transition Agreement under which Seller and/or PB Energy, as the case may be, is the prime contractor and the Company is the subcontractor or (B) secondment arrangements in a form to be attached to the Transition Agreement under which the Company shall provide and make available to Seller Transferred

Employees with the requisite skill and experience to provide the ITS services required by such ITS Contract, in each case with the intent that the work pursuant to the ITS Contracts shall continued uninterrupted and the Company or Purchaser shall obtain the economic benefit, if any, of each ITS Contract. If both of the above arrangements are not permitted by the terms of an ITS Contract or objected to in writing by the other party to the ITS Contract and the Required Consent relating thereto will not have otherwise been obtained by September 30, 2006, then solely with respect to those ITS Contracts set forth and identified on Schedule 6.05(e) (the “Material ITS Contracts”), Purchaser shall have the option, exercisable in writing, to adjust the Purchase Price in accordance with amounts and/or the calculations set forth on Schedule 6.05(e) for each Required Consent not so obtained, such amounts and/or calculations intended to reflect the loss of contract margin to Purchaser as a result of the inability to obtain the Required Consent, and such affected ITS Contract shall remain the sole obligation of Seller and/or PB Energy, as the case may be. Seller shall deliver to Purchaser, in immediately available funds by wire transfer to a bank account designated by Purchaser, any amounts and/or calculations payable to Purchaser in accordance with the preceding sentence within three (3) Business Days of the receipt of notice from Purchaser by Seller setting forth such amounts and/or calculations and designating such bank account.
     (f) Each of Seller and PB Energy shall use its reasonable best efforts to cooperate with and provide assistance to Purchaser and the Company prior to the Closing Date and after the Closing Date in accordance with the terms of the Transition Agreement to obtain pre-qualifications required by Governmental Entities in certain jurisdictions in order to perform certain ITS Contracts.
     (g) Purchaser and the Company shall, with Seller’s cooperation, use their reasonable best efforts to procure, as soon as reasonably practicable following the Closing Date, and in any event not later than one hundred eighty (180) days following the Closing Date, (i) the release of Seller from all surety bonds (including without limitation, bid, performance, advance payment and labor and materials payment bonds) issued by any surety or insurance company in respect of the ITS Contracts as identified in Schedule 4.09 to the Agreement and (ii) the issuance of replacement surety bonds. If, despite such efforts, any such replacement surety bonds are not issued within such one hundred eighty (180)-day period, then Purchaser and the Company shall cause the issuance of back-to-back surety bonds in favor of Seller.
     Section 6.06 Notification to Purchaser of Damage or Destruction of Assets or Material Changes. Seller shall give promptly to Purchaser written notice upon becoming aware of any material adverse change or destruction of any of the material properties or assets of Seller, PB Energy or the Company relating primarily to the Business, as the case may be.
     Section 6.07 Notices of Certain Events.
     (a) Prior to or after the Closing, Seller, PB Energy and the Company shall promptly notify Purchaser upon becoming aware of:
     (i) any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (ii) any notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and
     (iii) any Proceedings commenced or threatened in writing against, relating to, involving or otherwise affecting the Business, which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.18 or which relate to the transactions contemplated by this Agreement.
     (b) Notification by Seller, PB Energy or the Company to Purchaser of any of the events referred to in Section 6.07(a) or in Section 6.06 shall not be deemed to cure any related breaches of the representations, warranties, covenants or agreements contained in this Agreement or the Ancillary Agreements, nor shall the failure of Purchaser to take any action with respect to such notice be deemed a waiver of any such breach or breaches.
     Section 6.08 Expenses; Transfer Taxes. (a) Whether or not the Closing takes place, and except as set forth in Sections 6.08(b) and 10.03 and Article IX, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the Party incurring such expense, including all costs and expenses incurred pursuant to Section 6.05.
     (b) All transfer Taxes applicable to the transfer of the Purchased Assets to the Company, and all transfer Taxes applicable to the transfer of the Shares to Purchaser, shall be borne equally by Seller and Purchaser. Each Party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions.
     Section 6.09 Employment and Employee Benefit Plans. (a) Purchaser shall offer employment to all Business Employees, other than employees of the Company and the employees listed on Schedule 6.09 (such employees, the “Excluded Employees”), effective as of the Closing Date, under compensation terms and arrangements that are reasonably consistent with compensation provided to similarly situated employees in Purchaser’s and its Affiliates’ businesses located within the United States and in accordance with Purchaser’s and its Affiliates’ standard practices with respect to employees located within the United States. Purchaser shall continue the employment of all Business Employees employed by the Company, effective as of the Closing Date, and nothing herein shall preclude Purchaser from modifying the terms and conditions of the employment of Business Employees of the Company on and after the Closing Date, as Purchaser, in its sole discretion, shall determine.
     (b) If a Business Employee is not employed by the Company and is not actively employed as of the Closing Date, Purchaser shall have no obligation to offer employment to such Business Employee unless he or she is able to return to active employment as a condition of acceptance of his or her offer of employment.
     (c) As of the Closing Date, Seller and Parsons Brinckerhoff, Inc. shall execute the Transferred Employee Waiver and the KESOP Waiver.

     (d) Purchaser shall offer group medical plan coverage to Transferred Employees (and their eligible dependents) that provides immediate eligibility and covers claims incurred after the Closing Date. Purchaser’s group health care plans shall provide that employment with Seller and its Affiliates shall be credited under such plan for purposes of eligibility to participate and eliminating any limitations on pre-existing conditions. Except as contemplated by Section 2.02(c)(i), Seller, PB Energy and the Business Employee Plans shall be responsible and liable for all welfare benefit claims that are incurred by Transferred Employees on or prior to the Closing Date, and by Business Employees up until such time as they become Transferred Employees. For purposes of this Section 6.09(d), (i) a claim for health benefits will be deemed to have been incurred on the date on which the related medical service or material was rendered to, prescribed or received by the Transferred Employee claiming such benefit, (ii) a claim for sickness or disability benefits or workers compensation will be deemed to have been incurred on the date on which such injury or illness giving rise to such claim occurred, and (iii) in the case of any claim for benefits other than health benefits and sickness and disability benefits (e.g., life insurance benefits), a claim will be deemed to have been incurred upon the occurrence of the event giving rise to such claim.
     (e) Seller and PB Energy shall be responsible for complying with all obligations under Part 6, Subtitle B of Title I of ERISA, as amended (“COBRA”), with respect to Business Employees and other “qualified beneficiaries” who incur a “qualifying event” under the Business Employee Plans on or prior to the Closing Date (i.e., including a termination of employment with Seller or PB Energy). Purchaser shall be responsible for complying with all COBRA obligations with respect to any Transferred Employee and other qualified beneficiaries as a result of any qualifying events under COBRA occurring after the Closing Date.
     (f) Purchaser shall not assume, and Seller, PB Energy and their Affiliates shall retain, indemnify, defend and hold harmless Purchaser and its Affiliates from and against, all liabilities and claims that may be brought (i) by Business Employees (or their respective dependants and beneficiaries) in connection with their employment or termination of employment in the Business on or prior to the Closing Date, and (ii) with respect to any Business Employee Plan (other than employee liabilities expressly assumed pursuant Section 2.02(c)(i)), including without limitation any liability for payment of any claim thereunder or that otherwise arose as a result of events or conditions occurring on or prior to the Closing Date (including severance pay or other post-employment benefits).
     (g) During the one (1)-year period following the Closing, subject to Purchaser’s compliance with its obligations under Section 6.09(a) above, neither Seller nor PB Energy nor any of their Affiliates shall, without the prior written consent of Purchaser, employ or otherwise engage as an employee or independent contractor any Business Employee (other than the Excluded Employees) that does not become a Transferred Employee.
     Section 6.10 Tax Matters. (a) Tax Returns.
     (i) Seller shall have the exclusive obligation and authority to file or cause to be filed all Tax Returns that are required to be filed by or with respect to Seller for all taxable years or periods and, to the extent the Company is included in any consolidated or combined Tax Returns with Seller, with respect to the Company for all taxable years or periods ending on or prior to the Closing Date.
     (ii) Seller shall have the obligation to prepare for filing by Purchaser Tax Returns that are required to be filed by or with respect to the Company for all taxable years and periods that end on or before the Closing Date, other than Tax Returns that are described in clause (i) above, for filing by Purchaser in a manner consistent with the procedures described in clause (iii) below.
     (iii) Except as provided in clauses (i) and (ii), Purchaser shall have the exclusive obligation and authority to file or cause to be filed all Tax Returns that are required to be filed after the Closing Date by or with respect to the Company for any other taxable year or period; provided, however, that items set forth on any Tax Returns for tax periods ending on or before the Closing Date shall be treated in a manner consistent with the past practices (taking into account any amended Tax Returns and the submissions of any IRS Forms 3115 filed prior to the Closing Date) with respect to such items unless otherwise required by Law. Prior to the filing of any Tax Return with respect to the Company for (A) the Straddle Period and (B) for any taxable period to the extent such Tax Return is not filed on a consolidated or combined basis with Seller, and no later than thirty (30) days prior to the due date for filing of such Tax Return, Purchaser shall provide Seller (or, in the case of Tax Returns referred to in clause (ii), Seller shall provide Purchaser) with notice, which notice shall (y) set forth Purchaser’s (or Seller’s) calculations regarding the amount of such Taxes which is allocated to Seller pursuant to Section 9.01(d) in sufficient detail and particularity to enable Seller to verify the amount of the Taxes and (z) include a draft of such Tax Return. No later than fifteen (15) days prior to the due date for filing of such Tax Return, Seller shall notify Purchaser of any reasonable objections Seller may have to Purchaser’s calculations regarding the amount of such Taxes which Purchaser determined is allocated to Seller pursuant to Section 9.01(d) and to any items set forth in such draft Tax Returns. If Seller does not notify Purchaser of any such objection, then Seller shall promptly remit to Purchaser its allocable portion of any Taxes due in respect of such Tax Return. Purchaser and Seller agree to consult and resolve in good faith any such objection, it being understood and agreed that in the absence of any such resolution, any and all such objections shall be resolved in a manner consistent with the past practices with respect to such items unless otherwise required by Law.
     (b) Controversies. Purchaser shall promptly forward to Seller all notifications and other communications from any Taxing Authority relating to any Tax audit or other Proceeding relating to the Tax liability of the Company with respect to a taxable year or period (or portion thereof) ending on or prior to the Closing Date. The failure of Purchaser to give Seller such written notice shall excuse Seller from its obligations under Section 9.01(a) with respect to any increased Tax liability directly or indirectly attributable to any such notification or other communication if the failure to provide such written notice adversely affected the ability of Seller to contest any claim arising from such Tax audit or other Proceeding. Notwithstanding any provisions to the contrary contained in this Agreement, Purchaser shall have the sole right to control and make all decisions regarding the Company’s interests in any Tax audit or administrative or court proceeding relating to Taxes (other than any audit or proceeding relating to a Tax Return in which Company’s income and expenses are combined or consolidated with Seller’s), including selection of counsel and selection of a forum for such contest; provided, however, that in the event such audit or proceeding relates to Taxes for which Seller is responsible and has agreed to indemnify Purchaser pursuant to Section 9.01 hereof, (i) Purchaser and Seller shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) Seller shall have the right to participate in such audit or proceeding at Seller’s expense, (iii) Purchaser shall not enter into any agreement with the relevant Taxing Authority pertaining to such Taxes without the written consent of Seller, which consent shall not unreasonably be withheld, and (iv) Purchaser may, without the written consent of Seller, enter into such an agreement provided that Purchaser shall have agreed in writing to forego any indemnification under this Agreement with respect to such Taxes. In the event of any conflict between the provisions of this Section 6.10(b) and any other provision of this Agreement, the provisions of this Section 6.10(b) shall control.
     (c) Section 338(h)(10) Elections. The Parties mutually acknowledge their understanding that the sale of the Shares of the Company by Seller to Purchaser shall be treated as a sale of the assets of the Company for federal income Tax purposes pursuant to the Section 338(h)(10) Elections, followed by a sale of the Purchased Assets by Seller to the Company. The Parties covenant to report such transactions in accordance with this understanding.
     (i) Purchaser and Seller shall make a joint election pursuant to section 338(h)(10) of the Code (and any corresponding provision of state or local Law) with respect to the purchase and sale of the Company (the “Section 338(h)(10) Elections”) in the manner described in this Section 6.10(c). The “Section 338 Forms” shall mean all forms and schedules required to be filed in connection with the Section 338(h)(10) Elections, including, without limitation, IRS Form 8023, IRS Form 8883 and all attachments required to be filed therewith pursuant to the applicable Treasury Regulations.
     (ii) At least ten (10) days prior to the Closing Date, Seller and Purchaser shall agree on the form and content of the Section 338 Forms (other than the amount and allocation of the modified aggregate deemed sales price and the adjusted grossed-up basis (as such terms are defined under applicable Treasury Regulations), which shall be determined in accordance with Section 6.10(c)(iii), and shall exchange copies thereof (which shall be deemed final except with respect to such items as are to be determined pursuant to Section 6.10(c)(iii)) and acceptable accompanying signature pages. In the event that Seller and Purchaser do not agree on such form and content of any such Section 338 Forms, such disagreement shall be resolved by the Accounting Firm; provided, however, that any such disputed item shall be resolved in favor of Purchaser unless there is no reasonable basis for Purchaser’s position.
     (iii) On or before the last day of the fourth (4th) month beginning after the month that includes the Closing Date, Purchaser shall provide to Seller a proposed allocation of the “modified aggregate deemed sales price” for the deemed sale of assets resulting from the making of the Section 338(h)(10) Elections. If Seller does not object within ten (10) Business Days after receipt of Purchaser’s proposed allocation, such allocation shall be treated as the agreed final allocation. If Seller objects in writing to Purchaser’s proposed allocation within ten (10) Business Days after the receipt thereof, Seller and Purchaser shall use their best efforts to agree on an allocation. If the parties cannot agree within five (5) Business Days of receipt by Purchaser of Seller’s objection to an allocation, such disagreement shall be resolved by the Accounting Firm. Promptly, but not later than fifteen (15) Business Days after its acceptance of appointment for purposes of this Section 6.10(c)(iii), the Accounting Firm shall determine (based solely on representations of Purchaser and Seller and not by independent review) only those matters in dispute and will render a written report as to the disputed matters and the resulting preparation of the Section 338 Forms will be conclusive and binding upon the Parties. Seller and Purchaser shall be responsible for filing all Section 338 Forms.
     (iv) Seller shall pay all Taxes attributable to the making of the Section 338(h)(10) Elections, including any federal, state, local or foreign Tax attributable to an election under federal, state, local or foreign law similar to the election available under Section 338(h)(10) of the Code.
     (v) Purchaser and Seller agree that neither of them shall take any action to modify the Section 338(h)(10) Forms following the execution thereof, or to modify or revoke the Section 338(h)(10) Elections following the filing of the Section 338 Forms, without the written consent of Seller or Purchaser, as the case may be. Further, each of Purchaser and Seller agrees and covenants that it will take every action reasonably necessary to ensure that all Section 338(h)(10) Elections contemplated by this Agreement will become and continue to be effective for all periods, and will not for any reason fail to qualify and remain effective.
     (vi) Purchaser and Seller shall timely file all Tax Returns in a manner consistent with the information contained in the Section 338 Forms as filed and the final allocation described in Section 6.10(c)(iii).
     (d) Allocation of the Purchase Price. The Parties agree to allocate the Purchase Price and Assumed Liabilities between the Shares and the Purchased Assets in accordance with Section 2.03 hereof. The Parties further agree to allocate the Purchase Price among the items comprising the Purchased Assets as required by Section 1060 of the Code on Schedule 6.10(d) (and Form 8594 or such other form for federal income tax reporting) and to mutually agree to any adjustments of such Schedule as may be required to reflect any Purchase Price Adjustment required by Section 3.03 and any indemnification payments under Article IX hereof treated as an adjustment of the Purchase Price.
     (e) Seller shall furnish to Purchaser on or before the Closing Date a certification of Seller’s non-foreign status as set forth in Treasury Regulation section 1.1445-2(b).

     (f) Seller and Purchaser agree that any indemnities payable under this Agreement shall be treated as adjustments in the Purchase Price for all Tax purposes and that all Tax Returns shall be filed in accordance with such treatment.
     Section 6.11 Agreement Not To Compete. (a) Each of Seller, PB Energy and the Company understands that Purchaser shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 6.11 and, therefore, for a period of two (2) years from the Closing, Seller and PB Energy shall not, and shall cause each of their Affiliates not to, directly or indirectly, individually or as a partner, owner, shareholder or joint venturer:
     (i) (A) engage in activities or businesses, or establish any new businesses, within the United States and/or Canada that are substantially in competition with the Business and the business of staffing and managing traffic management centers relating solely to ITS, other than the sale of Permitted Goods and Services (“Restricted Activities”), (B) engage in soliciting any customer or prospective customer of the Business to purchase any product or service substantially competitive with the Business, other than the Permitted Goods and Services, from Seller and/or its Affiliates and (C) engage in assisting any Person in any way to do, or attempt to do, anything prohibited by clause (A) or (B) above; and
     (ii) perform any action, activity or course of conduct that is detrimental to the Business (other than the sale of Permitted Goods and Services) or business reputation, including (A) soliciting or recruiting any individual who was a Business Employee or consultant of the Business on the Closing Date (other than the Excluded Employees), (B) soliciting or encouraging any individual who was a Business Employee on the Closing Date (other than the Excluded Employees) to leave the employment of the Business and (C) disclosing or furnishing to anyone any confidential information relating to the Business.
     (b) For purposes of this Agreement, “Permitted Goods and Services” shall mean (w) goods not sold or offered to be sold by the Business, and services not performed or proposed to be performed by the Business in response to a formal solicitation, in each case during the twelve (12) month period immediately prior to Closing, (x) any transportation planning and any strategic consulting such as policy, financing or project specification and program development, (y) any goods and services under which Seller and/or its Affiliates subcontract ITS services to Persons other than Seller or any of its Affiliates in connection with projects in which ITS services are a non-exclusive component and (z) the supply of goods and services by Seller and/or its Affiliates (1) under the Contracts set forth on Schedule 6.11(b) (including any future modifications, future pursuits or future engagements relating thereto) or (2) as otherwise contemplated by Section 6.05 or the Transition Agreement.
     (c) Section 6.11(a) shall not be deemed breached as a result of the ownership by Seller or any of its Affiliates of: (i) less than an aggregate of five percent (5%) of any class of stock of a Person engaged, directly or indirectly, in Restricted Activities; or (ii) less than five percent (5%) in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Restricted Activities.
     (d) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article IX and other remedies at Law would be inadequate in the case of any breach of the covenants contained in Section 6.11(a). Purchaser shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants. It is further understood and agreed that, in the case of any breach of the covenants contained in Section 6.11(a), the two (2)-year period of applicability of Section 6.11(a) shall be tolled until such breach is cured.
     Section 6.12 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Purchased Assets to the Company.
     Section 6.13 Further Assurances. From time to time, as and when requested by any Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 6.05), as such other Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement, including, in the case of Seller, PB Energy and the Company, executing and delivering to Purchaser such assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.
     Section 6.14 Transition Agreement. During the period following the date of this Agreement and prior to the Closing, Seller, PB Energy and Purchaser shall negotiate and finalize in good faith a transition agreement in a mutually satisfactory form in accordance with the terms and conditions described in Exhibit D (the “Transition Agreement”).
     Section 6.15 Support Services. Seller and its Affiliates provide the Company with certain support services, including information technology, cash management, credit and accounts receivable, payroll and human resources, legal, Tax and benefit plan administration (collectively, “Support Services”). Purchaser acknowledges that, except to the extent provided in the Transition Agreement or the Cooperation Agreement, all Support Services will be terminated as of the Closing Date.
     Section 6.16 Cooperation Agreement. During the period following the date of this Agreement and prior to the Closing, Seller, PB Energy and Purchaser shall negotiate and finalize in good faith a cooperation agreement in a mutually satisfactory form in accordance with the terms and conditions described in Exhibit E (the “Cooperation Agreement”).
     Section 6.17 Names Following Closing. (a) Immediately prior to or at the Closing, Seller shall cause the name of the Company to be changed to a name selected by Purchaser but not including or similar to any of the Names.
     (b) Purchaser shall cause the Company promptly, and in any event (a) within thirty (30) days after the Closing, to revise, modify or redact product literature and labeling to delete all references to the Names and (b) within thirty (30) days after the Closing, to change signing and stationery and otherwise discontinue use of the Names; provided, however, that Purchaser shall include or affix on each page of any such stationery a disclaimer stating that such the Company is not affiliated with Seller or its Affiliates (the “Disclaimer”). In no event shall Purchaser or the Company use any Names after the Closing in any manner or for any purpose different from the use of such Names by the Company during the ninety (90)-day period preceding the Closing. With respect to product inventory manufactured by the Company prior to the Closing, the Company may continue to sell such inventory, notwithstanding that it bears one or more of the Names, for ninety (90) days after the Closing; provided, however, that such Purchaser must affix the Disclaimer to any and all such inventory. Following the Closing. Purchaser and the Company and their Affiliates shall not use the Names other than in a factual manner or as expressly contemplated by and in accordance with this Section 6.17(b). “Names” means “PB,” “Parsons Brinckerhoff,” “PB Energy,” “Alltech” and “Parsons” and any variations and derivatives thereof and any other logos or trademarks of Seller or its Affiliates not included in the Business Intellectual Property.
     (c) Prior to or at the Closing, Seller shall cause the names of any legal entities owned by Seller or any of Seller’s Affiliates containing the Company Names to be changed to names not including or similar to the Company Names. Following the Closing, Seller and its Affiliates shall not use the Company Names other than in a factual manner. “Company Names” means “Farradyne” and any variations and derivatives thereof.
     Section 6.18 Assignment of Michigan and Ohio Contracts. (a) At the Closing, Seller shall cause Parsons Brinckerhoff Michigan, Inc. to assign to Purchaser or its designated Affiliate the Contracts set forth on Schedule 6.18(a).
     (b) At the Closing, Seller shall cause Parsons Brinckerhoff Ohio, Inc. to assign to Purchaser or its designated Affiliate the Contracts set forth on Schedule 6.18(b).
     Section 6.19 Alltech Subcontracts. At the Closing, PB Energy shall, or shall cause its applicable Affiliate(s) to, and Purchaser shall, or shall cause its designated Affiliate(s) to, enter into written subcontractor agreements, mutually acceptable to PB Energy and Purchaser, in respect of the Contracts set forth on Schedule 6.19.
     Section 6.20 Transfer of Service Mark. At the Closing, Seller shall cause PBC International, Inc. to assign to Purchaser or its designated Affiliate the SmartNET service mark.
ARTICLE VII
Conditions Precedent
     Section 7.01 Condition to Each Party’s Obligation. Each of the respective obligations of the Parties is subject to the satisfaction or waiver on or prior to the Closing of the following condition: No applicable Law or Order enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect.

     Section 7.02 Conditions to Obligation of Purchaser. The obligations of Purchaser to purchase and pay for the Shares, to cause the Company to purchase and pay for the Purchased Assets and to assume the Assumed Liabilities and to deliver the Escrow Amount to the Escrow Agent is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of Seller, PB Energy and the Company made in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date, other than representations and warranties that expressly speak as of a specific date or time (which need be true and correct, as modified in the manner described above with respect to representations and warranties which do not speak as of a specific date or time, only as of such time).
     (b) Performance of Obligations of Seller, PB Energy and the Company. Each of Seller, PB Energy and the Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of Seller confirming the foregoing.
     (c) No Business Material Adverse Effect. No event or events having a Business Material Adverse Effect shall have occurred since the date of this Agreement.
     (d) No Proceedings. No Proceedings shall be pending or threatened before any Governmental Entity or before any arbitrator wherein an unfavorable Order would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) permit consummation of the transaction contemplated by this Agreement only subject to any condition or restriction that has had or would have a Business Material Adverse Effect.
     (e) KESOP Waiver. Seller and Parsons Brinckerhoff, Inc. shall have executed the KESOP Waiver.
     (f) Transferred Employee Waiver. Seller and Parsons Brinckerhoff, Inc. shall have executed the Transferred Employee Waiver.
     Section 7.03 Conditions to Obligation of Seller and PB Energy. The obligation of Seller to sell the Shares to Purchaser and the obligations of Seller and PB Energy to sell the Purchased Assets to Purchaser are subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of Purchaser made in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on the Closing Date, other than representations and warranties that expressly speak as of a specific date or time (which need be true and correct, as modified in the manner described above with respect to representations and warranties which do not speak as of a specific date or time, only as of such time).

     (b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and Seller shall have received a certificate signed by an authorized officer of Purchaser confirming the foregoing.
     (c) No Purchaser Material Adverse Effect. No event or events having a Purchaser Material Adverse Effect shall have occurred since the date of this Agreement.
     Section 7.04 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 6.05.
ARTICLE VIII
Termination, Amendment and Waiver
     Section 8.01 Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:
     (i) by mutual written consent of Seller and Purchaser;
     (ii) by Seller if any of the conditions set forth in Sections 7.01 or 7.03 shall have become incapable of fulfillment, and shall not have been waived by Seller;
     (iii) by Purchaser if any of the conditions set forth in Sections 7.01 or 7.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or
     (iv) by Seller or Purchaser, if the Closing does not occur on or prior to August 15, 2006;
provided, however, that the Party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
     (b) In the event of termination by Seller or Purchaser pursuant to this Section 8.01, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any Party. If the transactions contemplated by this Agreement are terminated as provided herein:
     (i) Purchaser shall return all documents and other material received from Seller, PB Energy or the Company relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller; and

     (ii) all confidential information received by the Parties with respect to Purchaser, Seller, PB Energy or the Company, as the case may be, shall be treated in accordance with the Confidentiality Agreement, as amended in accordance with Section 6.04, which shall remain in full force and effect notwithstanding the termination of this Agreement.
     Section 8.02 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 6.04 relating to, among other things, the obligation of Purchaser to keep confidential certain information and data obtained by it, (ii) Section 6.08 relating to certain expenses, (iii) Sections 4.25 and 5.07 relating to finder’s fees and broker’s fees, (iv) Section 8.01 and this Section 8.02 and (v) Article X. Nothing in this Section 8.02 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement.
ARTICLE IX
Indemnification
     Section 9.01 Tax Indemnification. (a) From and after the Closing, Seller shall indemnify Purchaser and its Affiliates (including, upon consummation of the Closing, the Company) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) against and hold them harmless from (i) all liability for Taxes arising from any breach or inaccuracy of any representation or warranty contained in Section 4.17, (ii) all liability for Taxes of the Company or any affiliated group of which the Company has ever been a member for the Pre-Closing Tax Period, (iii) all liability (as a result of Treasury Regulation § 1.1502-6(a) or otherwise) for Taxes of Seller or any other corporation which is or has been affiliated with Seller (other than the Company) and (iv) all liability for reasonable legal fees and expenses for any item attributable to any item in clauses (i), (ii) or (iii) above.
     (b) From and after the Closing, PB Energy shall indemnify the Purchaser Indemnitees against and hold them harmless from (i) all liability arising from any breach or inaccuracy of any representation or warranty contained in Section 4.17, (ii) all liability (as a result of Treasury Regulation § 1.1502-6(a) or otherwise) for Taxes of PB Energy and (iii) all liability for reasonable legal fees and expenses for any item attributable to any item in clause (i) or (ii) above.
     (c) From and after the Closing, Purchaser shall, and shall cause the Company to, indemnify Seller, PB Energy and their Affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) and hold them harmless from (i) all liability for Taxes of the Company for any taxable period ending after the Closing Date (except to the extent such taxable period began before the Closing Date, in which case the indemnity under this Section 9.01(c) shall cover only that portion of any such Taxes that are not for the Pre-Closing Tax Period), (ii) all liability for Taxes attributable to any action taken after the Closing by Purchaser, any of its Affiliates (including the Company), or any transferee of Purchaser or any of its Affiliates (other than any such action expressly required by applicable Law or by this Agreement) or to a breach by Purchaser of its obligations under this Agreement and (iii) all liability for reasonable legal fees and expenses attributable to any item in clause (i) or (ii) above.
     (d) In the case of any taxable period of the Company that includes (but does not end on) the Closing Date (a “Straddle Period”), real, personal and intangible property Taxes allocable to the Pre-Closing Tax Period shall equal the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period. In the case of all other Taxes for a Straddle Period, the amount of such Taxes allocable to the Pre-Closing Tax Period shall be determined on the basis of a deemed closing of the books of the Company, taking into account all events that have occurred on or prior to the Closing Date.
     (e) Except as provided in Section 6.10(b), Purchaser and the Company shall cooperate with Seller in contesting any claim by any Taxing Authority (a “Tax Claim”), which cooperation shall include, without limitation, the retention and (upon Seller’s request) the provision to Seller of records and information which are reasonably relevant to such Tax Claim, and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.
     (f) In no case shall Purchaser or the Company or any of their respective officers, directors, employees, stockholders, agents or representatives settle or otherwise compromise any Tax Claim without Seller’s prior written consent. Neither Party shall settle a Tax Claim relating solely to Taxes of the Company for a Straddle Period without the other Party’s prior written consent.
     Section 9.02 Other Indemnification by Seller. From and after the Closing and subject to the other provisions of this Article IX, Seller shall indemnify and defend each Purchaser Indemnitee against and hold it harmless from any loss, liability, claim, damage or expense including reasonable legal fees and expenses (collectively, “Losses”) suffered or incurred by such Purchaser Indemnitee (other than any Loss relating to Taxes, for which indemnification provisions are set forth in Section 9.01(a)) to the extent arising from or relating to:
     (a) the breach of any representation or warranty of Seller, PB Energy or the Company that is contained in this Agreement, in any Ancillary Agreement or in any certificate delivered pursuant hereto;
     (b) the breach or non-performance of any covenant or agreement made and to be performed by Seller, PB Energy or, prior to the Closing, the Company in this Agreement;
     (c) Seller’s or PB Energy’s fraud and/or willful misconduct;

     (d) all claims or counterclaims that (A) the defendant in the matter described in or set forth on Schedule 4.12(e) (the “Defendant”) has asserted in the Proceeding described thereon, including if the Defendant asserts claims or counterclaims in a subsequent Proceeding that are substantively identical to the claims or counterclaims made in the Proceeding described on Schedule 4.12(e); or (B) the Defendant could have but did not assert against the named plaintiff or Seller in the Proceeding described in Schedule 4.12(e) as of the Closing Date, provided that and only to the extent that such unasserted claims relate to or arise out of the Business Intellectual Property at issue in such Proceeding (as such Business Intellectual Property exists on or existed before the Closing Date) and the facts, events or allegations underlying such Proceeding; and
     (e) the Excluded Liabilities.
     Section 9.03 Other Indemnification by PB Energy. From and after the Closing and subject to the other provisions of this Article IX, PB Energy shall indemnify and defend each Purchaser Indemnitee against and hold it harmless from any Losses suffered or incurred by such Purchaser Indemnitee (other than any Loss relating to Taxes, for which indemnification provisions are set forth in Section 9.01(b)) to the extent arising from or relating to:
     (a) the breach of any representation or warranty of PB Energy that is contained in this Agreement, in any Ancillary Agreement or in any certificate delivered pursuant hereto;
     (b) the breach or non-performance of any covenant or agreement made and to be performed by PB Energy in this Agreement;
     (c) PB Energy’s fraud and/or willful misconduct; and
     (d) any Excluded Liabilities of PB Energy.
     Section 9.04 Other Indemnification by Purchaser. From and after the Closing and subject to the other provisions of this Article IX, Purchaser shall indemnify each Seller Indemnitee against and hold it harmless from any Loss suffered or incurred by such Seller Indemnitee (other than relating to Taxes, for which indemnification provisions are set forth in Section 9.01) to the extent arising from or relating to:
     (a) the breach of any representation or warranty of Purchaser or Purchaser Parent that is contained in this Agreement or any Ancillary Agreement or in any certificate delivered pursuant hereto;
     (b) the breach or non-performance of any covenant or agreement made and to be performed by Purchaser or, on or after the Closing, the Company in this Agreement; and
     (c) the Assumed Liabilities.
     Section 9.05 Calculation of Losses. The amount of any Loss for which indemnification is provided under this Article IX shall be net of any amounts recovered by the indemnified party under insurance policies with respect to such Loss.

     Section 9.06 Termination of Indemnification. The obligations to indemnify and hold harmless any Party (i) pursuant to Section 9.02(a), 9.03(a) or 9.04(a) shall terminate when the applicable representation or warranty terminates pursuant to Section 9.11 and (ii) pursuant to Section 9.02(b), 9.03(b) or 9.04(b) shall terminate when the applicable covenant terminates pursuant to 9.11; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 9.08 or 9.09 to the Party to be providing the indemnification.
     Section 9.07 Limitation of Liability.
     (a) In no event shall any Party be required to indemnify any Person, and no Party shall have any liability:
     (i) under Sections 9.02(a), 9.02(b), 9.03(a), and 9.03(b), on the one hand, and 9.04(a) and, other than with respect to Seller’s, PB Energy’s or Purchaser’s obligations under Articles II and III of this Agreement, 9.04(b), on the other hand, unless the aggregate of all Losses (excluding such Losses arising out of a breach of Sections 4.12(e) or 4.18, which shall be governed by Section 9.07(b)(i)) for which Seller and PB Energy, or Purchaser, as the case may be, would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to U.S.$400,000, in which case Seller and PB Energy, or Purchaser, as the case may be, shall be entitled to indemnification for the full amount of such Losses (subject to the other clauses of this Section 9.07(a) and the other provisions of this Article IX);
     (ii) under Sections 9.02(a), 9.02(b), 9.03(a), 9.03(b), 9.04(a) or, other than with respect to Seller’s, PB Energy’s or Purchaser’s obligations under Articles II and III of this Agreement, 9.04(b) for any individual items where the Loss relating thereto is less than U.S.$15,000 and such items shall not be aggregated for purposes of Section 9.07(a)(i) above;
     (iii) under Sections 9.02(a), 9.02(b), 9.03(a) and 9.03(b), on the one hand, and Sections 9.04(a) and, other than with respect to Purchaser’s obligations under Articles II and III of this Agreement, 9.04(b) in excess of the Escrow Amount;
provided, however, that clauses (i), (ii) and (iii) shall not apply to any claim for indemnification arising out of a breach or alleged breach of (x) Sections 4.01 (Seller, PB Energy — Organization, Standing, Power), 4.02 (Seller, PB Energy — Authority, Execution and Delivery, Enforceability), 4.04 (Shares), 4.05 (Capital Stock of the Company), 4.17 (Taxes), 4.25 (Seller, PB Energy — Brokers, Finders), 5.01 (Purchaser — Organization, Standing, Power), 5.02 (Purchaser — Authority, Execution and Delivery, Enforceability), 5.07 (Purchaser — Brokers, Finders), 6.10 (Tax Matters), 6.11 (Agreement Not to Compete), 10.13(b) (Purchaser Parent - Organization and Power) and 10.13(c) (Purchaser Parent — Authority, Execution and Delivery, Enforceability) or

(y) Sections 4.12(e) (Intellectual Property Infringement) and 4.18 (Proceedings)which shall be governed by, and subject to separate limitations of liability under, Section 9.07(b) below.
     (b) In no event shall Seller and PB Energy be required to indemnify any Purchaser Indemnitee, and neither Seller nor PB Energy shall have any liability:
     (i) under Sections 9.02(a), 9.02(b), 9.03(a), and 9.03(b) (in each case solely with respect to any breach of Section 4.12(e) or 4.18) unless the aggregate of all Losses (excluding all reasonable legal costs incurred by Purchaser Indemnitees in connection therewith) for which Seller and PB Energy, would, but for this clause (i), be liable exceeds on a cumulative basis an amount equal to U.S.$500,000, in which case Purchaser shall be entitled to indemnification for such Losses in excess thereof; provided, however, that, subject to (iii) below, Purchaser shall be entitled to indemnification for all reasonable legal costs related to breaches of Section 4.12(e) and 4.18 notwithstanding that Purchaser’s losses do not exceed U.S$500,000 in accordance with the terms of Section 9.02(a);
     (ii) under Sections 9.02(a), 9.02(b), 9.03(a), and 9.03(b) (in each case solely with respect to any breach of Section 4.12(e) or 4.18) for any individual items where the Loss relating thereto is less than U.S.$15,000 and such items shall not be aggregated for purposes of Section 9.07(b)(i) above;
     (iii) under Sections 9.02(a), 9.02(b), 9.03(a), and 9.03(b) (in each case solely with respect to any breach of Section 4.12(e) or 4.18) in excess of U.S.$22,756,810 plus an amount equal to fifty percent (50%) of all reasonable legal costs incurred by Purchaser Indemnitees in connection with the Losses for which Seller and PB Energy are liable.
     (c) Subject to the other provisions of this Article IX, in the event that any Purchaser Indemnitee sustains or incurs any Loss for which indemnification is available under Section 9.02(a), 9.02(b), 9.03(a), or 9.03(b) prior to the date that is one (1) year following the Closing Date (the “Expiration Date”), the sole and exclusive remedy of such Purchaser Indemnitee shall be a claim against the Indemnity Escrow in accordance with the terms and conditions of the Escrow Agreement. In the event that any Purchaser Indemnitee sustains or incurs any Loss for which indemnification is available under Section 9.02(a), 9.02(b), 9.03(a), or 9.03(b) following the Expiration Date for a matter that is indemnifiable after the Expiration Date in accordance with this Article IX, such Purchaser Indemnitee may proceed against Seller and PB Energy in accordance with the terms of this Article IX.
     (d) Each of Seller, PB Energy, the Company and Purchaser acknowledges that its sole and exclusive monetary remedy after the Closing with respect to any and all claims relating to this Agreement, the transactions contemplated hereby and breaches of representations and warranties under the Ancillary Agreements shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, each of Seller, PB Energy, Purchaser and the Company hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Purchaser or the Company, or Seller or PB Energy, as applicable arising under or based upon this Agreement, any Ancillary Agreement (solely with respect to breaches of representations and warranties under such Ancillary Agreement), any document or certificate delivered in connection herewith, any applicable Law or otherwise, except pursuant to the indemnification provisions set forth in this Article IX.
     Section 9.08 Procedures for Third-Party Claims. (a) In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under Sections 9.02, 9.03, or 9.04 in respect of, arising out of or involving a claim made by any Person against the Indemnified Party (a “Third-Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail) of the Third-Party Claim within ten (10) Business Days after receipt by such Indemnified Party of written notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually and materially prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the indemnifying party, within five (5) Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim.
     (b) If a Third-Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the Indemnified Party. Should the indemnifying party so elect to assume the defense of a Third-Party Claim, the indemnifying party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third-Party Claim as provided above).
     (c) At the request of an Indemnified Party, the indemnifying party shall defend or prosecute a Third-Party Claim. In such case, all the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third-Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that, by its terms, obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim, which releases the Indemnified Party completely in connection with such Third-Party Claim.
     Section 9.09 Procedures for Other Claims. In the event any Indemnified Party should have a claim against any indemnifying party under Section 9.02, 9.03 or 9.04 that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Sections 9.05 and 9.10, the failure by any Indemnified Party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such Indemnified Party under Section 9.02, 9.03 or 9.04, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure. If the indemnifying party does not notify the Indemnified Party within forty-five (45) calendar days following its receipt of such notice that the indemnifying party disputes its liability to the Indemnified Party under Section 9.02, 9.03 or 9.04, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 9.02, 9.03 or 9.04 and the indemnifying party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.
     Section 9.10 Mitigation. The Parties shall cooperate with each other with respect to resolving any claim or liability with respect to which one Party is obligated to indemnify the other Party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability; provided, however, that such Party shall not be required to make such efforts if they would be detrimental in any material respect to such Party. In the event that Purchaser, or Seller or PB Energy, as the case may be, shall fail to make such commercially reasonably efforts to mitigate or resolve any claim or liability, then (unless the proviso to the foregoing sentence shall be applicable) notwithstanding anything else to the contrary contained herein, the other Party shall not be required to indemnify any Person for any loss, liability, claim, damage or expense that could reasonably be expected to have been avoided if Purchaser, or Seller and PB Energy, as the case may be, had made such efforts.
     Section 9.11 Survival of Representations, Warranties and Covenants. All representations and warranties contained in this Agreement shall survive the Closing for purposes of this Article IX for a period of one (1) year following the Closing, other than representations and warranties contained in (i) Sections 4.01, 4.02, 4.04, 4.05, 4.25, 5.01, 5.02 and 5.07, which shall survive indefinitely; (ii) the representations and warranties in Section 4.17, which shall survive until ninety (90) days after the expiration of the statutes of limitations applicable to matters contained therein and (iii) the representations and warranties in Sections 4.12(e) and 4.18, which shall survive for a period of four (4) years following the Closing. The covenants in Sections 6.01, 6.02, and 6.03 shall not survive the Closing; all other covenants or other agreements herein shall survive the Closing indefinitely or for such lesser period of time as may be specified therein.

     Section 9.12 No Additional Representations. Purchaser acknowledges and agrees that other than the representations and warranties of Seller, PB Energy and the Company specifically contained in this Agreement, there are no representations or warranties of Seller, PB Energy or the Company either expressed or implied with respect to the transactions contemplated hereby, the Business, the Company or their respective assets, liabilities and business.
ARTICLE X
General Provisions
     Section 10.01 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser, Seller, PB Energy or the Company (including by operation of law in connection with a merger, or sale of substantially all the assets, of Purchaser, Seller, PB Energy or the Company) without the prior written consent of the other Parties hereto; provided, however, that Purchaser may assign its right to purchase the Shares hereunder to a wholly-owned subsidiary of Purchaser without the prior written consent of Seller, PB Energy and the Company; provided further, however, that no assignment shall limit or affect the assignor’s obligations hereunder. Any attempted assignment in violation of this Section 10.01 shall be void.
     Section 10.02 No Third-Party Beneficiaries. Except as provided in Article IX, this Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties hereto and such assigns, any legal or equitable rights hereunder.
     Section 10.03 Attorney Fees. A Party in breach of this Agreement shall, on demand, indemnify and hold harmless the other Party for and against all reasonable out-of-pocket expenses, including legal fees, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement. The payment of such expenses is in addition to any other relief to which such other Party may be entitled.
     Section 10.04 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (a) five (5) Business Days following sending by registered or certified mail, postage prepaid, (b) when delivered, if delivered personally to the intended recipient and (c) one (1) Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a Party at the following address for such Party
(i)	if to Purchaser,
Telvent Traffic North America, Inc.
7000A Hollister Road
Houston, TX 77040
Attention: Thomas Christopher, Vice President
Facsimile: 713-939-7424
and

Telvent GIT, S.A.
Valgrande 6
Alcobendas, Madrid
Spain 28108
Attention: José Ignacio del Barrio
Facsimile: 34-917-14-70-03
     with a copy to:
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower, 127 Public Square
Cleveland, OH 44114
Attention: Laura D. Nemeth, Esq.
Facsimile: 216-479-8780; and
(ii)	if to Seller or PB Energy,
c/o Parsons Brinckerhoff Quade & Douglas, Inc.
One Penn Plaza
New York, NY 10119
Attention: George J. Pierson, Esq.
Facsimile: 212-465-5343
and
c/o Parsons Brinckerhoff Quade & Douglas, Inc.
One Penn Plaza
New York, NY 10119
Attention: Richard A. Schrader, EVP, CFO
Facsimile: 212-465-5757
     with a copy to:
McDermott Will & Emery LLP
340 Madison Avenue
New York, NY 10017
Attention: Paul J. Kim, Esq.
Facsimile: 212-547-5444
     Section 10.05 Interpretation; Exhibits and Schedules.
     Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.
     (a) The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “or” shall not be deemed exclusive unless the context requires otherwise.

     (b) The words “hereof,” “herein” and “hereunder” and words of similar import when used in any agreement or instrument shall refer to such agreement or instrument as a whole and not to any particular provision of such agreement or instrument.
     (c) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any matter set forth in any provision, subprovision, section or subsection of any Schedule shall, unless the context otherwise manifestly requires, be deemed set forth for all purposes of the Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.
     Section 10.06 Knowledge. The words “knowledge of Seller,” “knowledge of PB Energy” and “knowledge of the Company” mean receipt of notice by, or actual knowledge, after reasonable inquiry, of the individuals set forth on Schedule 10.06(a). The words “knowledge of Purchaser” mean receipt of notice by, or actual knowledge, of the individuals set forth on Schedule 10.06(b).
     Section 10.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties hereto and delivered to the other Parties hereto.
     Section 10.08 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement, along with the Schedules and Exhibits thereto, contain the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the Parties shall be liable or bound to any other Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Ancillary Agreements or the Confidentiality Agreement.
     Section 10.09 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto. By an instrument in writing Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other Party was or is obligated to comply with or perform.
     Section 10.10 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

     Section 10.11 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.
     Section 10.12 Dispute Resolution. Except for the resolution of matters as addressed by Sections 3.03 and 6.11 (which shall be resolved in accordance with the procedures set forth in those sections), all other disputes arising out of or relating to this Agreement or an Ancillary Agreement or the breach, termination or validity thereof or the Parties’ performance hereunder or thereunder (“Dispute”) shall be resolved as provided by this Section 10.12.
     (a) Negotiation of Disputes.
     (i) Any Party shall give the other Party written notice of any Dispute. The Parties shall attempt to resolve such Dispute promptly by negotiation between executive officers who have authority to settle the Dispute and who are at a higher level of management than the persons with direct responsibilities for administration of this Agreement.
     (ii) Within fifteen (15) days after delivery of the notice, the Party receiving the notice shall submit to the other a written response. The notice and the response shall include: (A) a statement of each Party’s position and a summary of arguments supporting that position, and (B) the name and title of the executive officer who will represent that Party and of any other person who will accompany the executive officer during the negotiations. Within thirty (30) days after delivery of the disputing Party’s notice, the executive officers of both Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.
     (b) Arbitration. If any such Dispute has not been resolved by the Parties in accordance with Section 10.12(a) within forty-five (45) days of the disputing Party’s request notice, or if the Parties failed to meet within thirty (30) days of such request notice, then each of the Parties agrees that such Dispute shall be finally and exclusively settled without appeal by arbitration in New York, New York administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules in effect as of the date of the request for arbitration, which rules are deemed to be incorporated into this Section 10.12; provided, however, that in the event of any conflict between such rules and the other provisions of this Agreement, such other provisions of this Agreement shall control. The arbitration shall be conducted before a panel of three (3) arbitrators. Each Party shall appoint one (1) arbitrator within thirty (30) days of receiving notice of the request for arbitration in accordance with the Rules of Arbitration of the AAA. The two Party-appointed arbitrators shall then attempt to appoint a third arbitrator who shall act as the chairman of the panel (the “Chairman”) within twenty (20) days of the appointment of the second arbitrator. If the Party-appointed arbitrators fail to agree on the Chairman within such period, the Chairman shall be appointed by the AAA upon the written request of either Party. The decision of the arbitrators shall be by majority vote, shall be in writing, shall set forth the facts found by the arbitrators to exist, their decision and the basis for that decision and shall be final and binding upon the Parties and not subject to appeal.

Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, including any court having jurisdiction over any of the Parties or their assets. Except to the extent permitted by the express terms of this Agreement, the arbitral panel shall not have the authority to award any consequential, punitive, special, exemplary or incidental damages. The arbitrators shall award the costs and expenses of the arbitration, including reasonable attorneys’ fees, disbursements, arbitration expense, arbitrators’ fees and the administrative fee of the AAA, to the prevailing Party as shall be determined by the arbitrators.
     Section 10.13 Purchaser Parent Guarantee. (a) Purchaser Parent hereby unconditionally guarantees to Seller and PB Energy the prompt performance of all of Purchaser’s and, on or after the Closing, the Company’s payment and other obligations (including the payment of any indemnification obligations) hereunder and payment of all amounts or performance of all obligations that Purchaser or, on or after the Closing, the Company, as the case may be, may be obligated to pay or perform in connection with any of the terms of this Agreement or any Ancillary Agreement.
     (b) Purchaser Parent hereby represents and warrants to Seller, PB Energy and the Company that it is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full company power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.
     (c) Purchaser has full company power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser Parent of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary company action. Purchaser Parent has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting creditors’ rights generally and to general equitable principles).
     Section 10.14 PB Energy’s Representative. PB Energy hereby appoints Seller as the sole representative of PB Energy to act as the agent and on behalf of PB Energy for the following purposes under this Agreement: (i) designating the bank account to which the Purchase Price shall be delivered pursuant to Section 3.02(b)(i); (ii) preparation of the Statement; (iii) determining the adjusted Purchase Price pursuant to Section 3.03 and remitting any funds as provided in Section 3.03(e); and (iv) determining whether the conditions to Closing in Sections 7.01 and 7.03 have been satisfied and supervising the Closing, including waiving any such conditions to Closing if Seller, in its sole discretion, determines that such waiver is appropriate.
     Section 10.15 Waiver of Right of First Refusal. The Company hereby irrevocably waives its right of first refusal, as set forth in its articles of incorporation, to purchase the Shares in connection with the transactions contemplated by this Agreement.

     IN WITNESS WHEREOF, Seller, PB Energy, the Company and Purchaser have duly executed this Agreement as of the date first written above.

PARSONS BRINCKERHOFF QUADE & DOUGLAS, INC.
By:	/s/ Richard Schrader
	Name:	Richard Schrader
	Title:	Senior Vice President

PB FARRADYNE, INC.

By:	/s/ George Pierson
	Name:	George Pierson
	Title:	Secretary

PB ENERGY STORAGE SERVICES, INC.
By:	/s/ George Pierson
	Name:	George Pierson
	Title:	Secretary

TELVENT TRAFFIC NORTH AMERICA, INC.

By:	/s/ José M. Flores
	Name:	José M. Flores
	Title:	Senior Vice President

TELVENT GIT, S.A. (with respect to Article X only)
By:	/s/ José I. Del Barrio
	Name:	José I. Del Barrio
	Title:	Exec. V.P. Business Development and Head of IR